SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Consolidated Financial Statements corresponding to the fiscal year ended on June 30, 2005 and 2004.

ALTO PALERMO S.A. (APSA)

Consolidated Financial Statements

As of and for the fiscal years ended June 30, 2005 and 2004

ALTO PALERMO S.A. (APSA)

BUSINESS OVERVIEW AS OF JUNE 30, 2005

Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

1. Company Profile

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. As of June 30, 2005, the Company owns a majority interest in, and operates, a portfolio of nine shopping centers in Argentina. Likewise, we develop residential buildings which are connected to the development of shopping centers. Moreover we have an interest in the credit card business through our subsidiary Tarshop S.A., which issue credit cards to be used in our shopping centers and other stores. Also, we promote the e-commerce through our 50% interest in E-Commerce Latina S.A. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2005, the Company’s direct and indirect principal shareholders are IRSA (60.7%) and Parque Arauco (29.6%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange and on the NASDAQ.

From the moment the Company was acquired by IRSA, we have grown through a series of acquisitions and development projects leading up to the restructuring of the organization, which gave rise to the current company name and corporate structure.

2

2. Letter to the Shareholders

On June 30, 2005 the Company has ended an outstanding fiscal year. The growth and improvement of practically all the variables in the business undoubtedly confirm this fact.

Net income for the fiscal year 2005 amounted to Ps. 33.3 million, that is, a substantial 76.5% increase with respect to the previous one. In turn, the operating income and the EBITDA1 recorded 100.4% and 51.3% increase respectively, with Ps. 82.1 million and Ps. 140.5 million in each of both cases.

Such significant growth in the Company’s results was principally originated by the revenues of the Leases and Services segment which recorded a 46.2% increase with Ps. 165.8 million and by the revenues of the Credit Cards segment with a 114.9% increase (from Ps. 30.0 million to Ps. 64.6 million).

These outstanding amounts were pushed upwards in an excellent national macroeconomic context, in which the GDP of the year increased by 9.6%. One of the macroeconomic variables that recorded better performance was consumption with 9.5% increase during the twelve months ended December 31, 2004.

The Shopping Center industry was able to attract a large part of such an impulse by generating retailer sales for Ps. 3,310.9 million that is 28.8% higher than previous year sales. Our Shopping Centers were not aside from this context and increased sales by 33.4% recording Ps. 1,697.9 million.

Our Company therefore consolidated its remarkable position in the metropolitan area of the City of Buenos Aires and Greater Buenos Aires where our tenants sold during the twelve months ended June 30, 2005 an average of Ps. 11,309 per Sqm, 87% higher than our competitors2. Also, our market share was strengthened being 42.7% in the City of Buenos Aires and Greater Buenos Aires. Such a superb condition turns into one of the best channels for positioning first tier brands and large impact promotions.

This consolidation path was also reflected in the high level of demand for room in our Shopping centers which generated an average occupation rate of our Gross Leasable Area of 98.4% during the year ended June 30, 2005. This permanent demand to occupy room in our Shopping centers has provided us substantial improvements in the terms and conditions of the contracts with new tenants as well as in renewing contracts with existing tenants.

The boom of retailer consumers in which the country is immersed has led us to make significant investments in our sector. During the fiscal year ended June 30, 2005 we have invested a total of Ps. 61.1 million1 increasing our share to a total of 85.4% in Mendoza Plaza Shopping S.A. -owner of a Commercial Center- which we are currently controlling, and the opening of Alto Rosario as our ninth Shopping Center located in the City of Rosario, Province of Santa Fe. In this second case we have already inaugurated the second stage as well as the new movie complex for the city.

[1]	Including Acquisitions of fixed assets, Payment for acquisition of subsidiary company, net of cash acquired and Increase in investments.

In terms of our financial structure, we have successfully refinanced Ps. 48.8 million that were still outstanding of the Bond for Ps. 85 million maturing in April 2005. We have decided to take an equivalent debt, also in Argentine Pesos, for a two year term although substantially reducing its financial charge practically to a half. Our healthy financial position has provided us the recognition of our risk qualifier which has improved our classification to A+(Arg), becoming one of the highest in the country.

The near future shows as promissory as it is today. Our strategy is to continue both our expansion and investment in new Shopping centers by way of acquiring or developing projects in cities of Argentina having attracting market conditions. As principal financing method of the ambitious expansion plan, we will reinvest a large part of the cash generation that the Company currently produces.

The privilege of being a leading Argentine company in the industry puts us in the position of taking the challenge to be in the van in respect of new business proposals and in rendering improved services to the client. Such a position is a compromise and forces us to make our plans specifically aiming at the future. The unquestionable positive context and the concretion of the goals scheduled lead us to go beyond as it is the suitable time to plan and fulfill our projects.

Undoubtedly, the potential of Alto Palermo S.A. (APSA) will only become possible with the joint effort of our shareholders, debtors, directors, tenants, clients, suppliers, employees and the community in general, as all these have played a leading role in the current context. I would like to express my gratitude to all those who have given their effort and permanent compromise to the organization.

Buenos Aires, September 7, 2005.

Eduardo S. Elsztain

President

3. Macroeconomic context

The Argentine economy

Year 2004 ended with a powerful 9% GDP increase, which confirms that the change in the trend started as from the second 2002 quarter has consolidated. Such a growth came with a significant increase in the public sector’s expense, larger consumption and private investment and, consequently, a noticeable bettering of employment which has remarkably improved social indicators.

Up to June 2005 the economy continued expanding at a rhythm of 9.6% and although a slight economic retraction is awaited for the rest of the year, specialized analysts expect that the gross internal product will continue an upward trend during 2006 at a rate not lesser to 7%.

All these gains in economic activity levels took place in the context of stability in inflation. The wholesale price index (WPI) for the whole of 2004 recorded a rise of 8.2%, while the consumer index (CPI) went up by 6.1% in the same period. During the first 2005 six-month period, however, accumulated inflation (CPI) was 6.1% representing almost two times the increase recorded during the same 2004 period.

All activity indicators show a positive trend in which the industrial production is to be emphasized as during the April-June quarter it grew 8.3%, and construction which during the same period increased by 12.2%. Foreign trade measurement registers have also shown important increases, although with certain gaps as exports during the first 2005 six-month period increased by 14%, imports were 33% higher during the same period. The remarkable increase of the last item represents import of good in general, but with a strong increase of capital goods, pushed by a higher activity level.

The appropriate monetary policy implemented by the Argentine Central Bank helped ensure the economy’s liquidity requirements were met through the monetization of the current account surplus. The expansion of the monetary basis and the issuance of short-term bills (LEBAC) of the Argentine Central Bank, proved the continuity of a flexible monetary policy with no significant costs in terms of inflation up to mid 2005.

During the first 2005 six-month period the remarkable behavior of the fiscal sector consolidated. Total income for such period was Ps. 57,792 million, showing a primary positive income of Ps. 11,589 (equivalent to 3.4% of the IGP). This allowed reaching the tax goals agreed with the International Monetary Fund.

The significant growth by economic activity was the main driver behind the creation of new jobs. Following this improvement, it is expected that by the end of 2005 the unemployment rate will reach 10.7% of the work-force, it shows a reduction respect of the 13% recorded at the end of December 2004.

The following macroeconomic indicators summarize the evolution of the Argentine economy during the last eight years:

Leading indicators

	1998	1999	2000	2001	2002	2003	2004	2005 (P)
GDP Actual growth (in %)	3.9	-3.4	-0.8	-4.4	-10.9	8.8	9.0	7.5
Inflation (Combined Prices) in % *	-1.1	-2.1	1.5	-1.7	49.4	16.0	5.9	16.8
Unemployment percentage ***	15.0	16.3	17.0	20.5	20.7	14.5	13.0	10.7
Primary Income (w/privatizations) as % of GDP	0.8	0.3	1.0	0.5	0.7	2.3	3.9	3.4
Exportations FOB (Million U$S)	26,442	23,333	26,409	26,610	25,710	29,565	34,550	38,200
Importations CIF (Million U$S)	31,404	25,507	25,244	20,320	8,991	13,834	22,447	28,600
Commercial Balance (Million U$S)	-4,962	-2,174	1,165	6,289	16,719	15,731	12,103	9,600
Payment Balance - Account (Million U$S)**	-14,482	-11,944	-8,981	-3,291	8,673	7,659	3,349	3,250

(P) Budget*

Annual average**

Accrual method***

Country average (as % of P.E.A.)

Source: Estudio M.A. Broda y Asoc.

The Argentine economy is showing a promissory behavior. Principal variables, as the inflation rate is currently stable, the rate of exchange is highly competitive and there are fiscal results in excess. In turn, unemployment is showing a continuing downward trend and certain possibilities of social mobility may be envisaged after a large decade without such signs. If Argentina is capable of solving with good criteria any current and structural problem and follows the same path in the economic context, the recovery of the international confidence will become possible. Also, we will be able to consistently confirm and sustain the results shown at present.

Evolution and Prospects of Shopping centers in Argentina

In the favorable Argentine macroeconomic context, the private sector retail consumption represented during 2004, 6.5% of the Internal Gross Product (IGP). During the first 2005 six-month period, consumption of the private sector showed 2.6% average increase, percentages already verified in 2003 and 2004. According to data reported by the Ministry of Economy, between the City of Buenos Aires and the Province of Buenos Aires invoicing of the Shopping centers during the first 2005 six-month period was Ps.1,816.9 million, that is, 39.6% higher than the same period of the previous year and 185.1% in comparison to the same 2002 period.

Certain reasons for such behavior on the consumer’s side have been the dynamic evolution of the private sector employment during the current year’s first six-months, and the resulting fall of unemployment to values close to 12%, together with the growth of loans for consumption providing the possibility to finance the acquisition of goods.

Taking into account the little available areas for development of shopping centers in the metropolitan area, the principal companies in the industry commenced an expansion process mostly in the provinces. Major incentives are expanding in cities such as Rosario, Mendoza and Córdoba mainly due to two variables: high population and increasing consumption of their inhabitants. Considering the Consumers´ Reliability Index for the interior of the country, in June 2002 such index was 28.15, whereas in June of the current year it is 49.75, representing 76.7% increase.

The Argentine Chamber of Commerce performed a country-wide research during July 2005, concerning the industry’s short-term prospects: 51.4% of the stores surveyed are optimistic, 37.7% have stable perspectives and only 10.9% believe their sales with reduce.

Prospect on the behavior of consumption in shopping centers are closely related to the course of the economy. In accordance with the existing market consensus on the GDP evolution during 2006, which would be higher to 7%, we would expect that sales in shopping centers will be higher than those recorded in the current year.

4. Brief comments on the Company’s activities during the year

Operating Performance

The new post-convertibility scenario evidenced in Argentina impelled an expansion of our commercial proposal to bring it in line with the new demands of a changing market. The sharp depreciation of the local currency combined with a relative stability in retail inflation positioned the City of Buenos Aires as an attractive tourist center owing to its modern infrastructure and very low prices compared with the rest of the world.

On the local plane, the price stability, the appreciation of the Peso to the U.S. dollar and the drop in the unemployment rate encouraged consumer spending. At June 30, 2005 the Consumer Confidence Index stood at 52.6%, slightly over the level at June 30, 2004, but 75.4% above the level at June 30, 2003. This significant increase explains in part the growth in sales of our tenants during the period under review.

Source: Escuela de Negocios de la Universidad Torcuato Di Tella

Note: Consumer Confidence Index of City of Buenos Aires

In the course of this fiscal year, the sales of the Company’s Shopping Center tenants, in nominal terms, had a major increase of 33.4%, posting Ps.1,697.9 million, compared to Ps 1,272.6 million in the previous year.

Note: fiscal year 2005 includes Alto Rosario sales as from its opening and Mendoza Plaza as from 10/01/2004 (and 10/01/2003 for fiscal year 2004).

In addition, the sales of our tenants, restated for retail inflation, increased by 24.6% in the twelve-month period ended June 30, 2005. Sales experienced a growing trend throughout the fiscal year, as detailed below:

Meanwhile, our Shopping Centers in the City of Buenos Aires and Greater Buenos Aires recorded tenants sales 28.8% higher than in the previous fiscal year. After inflation restatement, this increase represented 20.4%.

Tenant’s sales (1)
Fiscal Year 2004	Ps. 1,096,591,603
Fiscal Year 2005	Ps. 1,412,140,814
Variation	28.8%

(1)	Includes: Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Buenos Aires, B.A. Design and Patio Bullrich.

In spite of the strong recovery of our Shopping Centers located in the City of Buenos Aires and Greater Buenos Aires during fiscal year 2004, during this period they continued to position as market leaders. The policy tending to a permanent adaptation to customers’ demands combined with the excellent quality of the Company’s assets, the loyalty and preference of our consumers for our Shopping Centers, favored continuity in the upward trend in the sales of our tenants.

During the twelve months ended June 30, 2005, the sales at our shopping centers in the city of Buenos Aires and the Greater Buenos Aires region increased by 28.8% compared to the same period of the previous year, and our participation totaled 42.7% in the fiscal year.

Sales and market position

	Number of Commercial Centers Competitors(1)(2)	Sales Competitors (Millions)	sqm Competitors(1)(2)	Number of APSA’s Shopping Centers(3)	APSA’s Sales (Millions (3))	APSA’s sqm(2)	Market sales (Millions)	Market Share APSA
Fiscal Year 2004
	22	1,492.77	309,845	6	1,096.59	124,875	2,589.36	42.35%
Variation % Respect previous year	4.55%	27.20%	1.32%	0.00%	28.78%	-0.01%	27.87%	0.71%
Fiscal Year 2005	23	1,898.79	313,924	6	1,412.14	124,866	3,310.93	42.65%

(1)	City of Buenos Aires and 24 neighborhoods of Province of Buenos Aires.
(2)	As of June 30 of each year.
(3)	Includes Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Bs.As, Patio Bullrich, B.A.Design.

Source : Internal company’s develop and shopping center surveys (INDEC)

As regards sales per square meter, our Shopping Centers increased their relative efficiency again this year as compared with the competition. Our tenants generated average sales per square meter of Ps. 11,309, whereas the competition’s tenants generated average sales per square meter of Ps. 6,049. This shows that Alto Palermo S.A. has an efficiency ratio 87.0% higher than the rest of the market. This ratio reveals customer preference and loyalty toward our assets and the excellent quality of these as compared with the rest of the market.

Sales evolution by sqm

Competitor sales by sqm				Variation	APSA’s sales by sqm				Variation
Fiscal Year 2004		Fiscal Year 2005			Fiscal Year 2004		Fiscal Year 2005
Ps.	4,818	Ps.	6,049	25.5%	Ps.	8,782	Ps.	11,309	28.8%

(1)	Calculated as sales per sqm of APSA divided by sales per sqm of the competence

Source: Company’s Internal develop and shopping center surveys (INDEC).

The Gross Leasable Area (GLA), which indicates the room available for rent of commercial stores increased due to the inclusion of Mendoza Plaza Shopping as from October 2004 and the termination of the Alto Rosario building, inaugurated in November 2004. We also own strategically located plots that may provide the possibility of developing new Shopping centers.

During this fiscal year, our Shopping Centers were visited by approximately 62.9 million people, a 1.2% increase compared to fiscal year 2004. Our Shopping Centers thus posted an all-time high. Likewise, this ratio continues to show the renewal and success of our proposals, which turns our Shopping Centers into unique places for leisure and entertainment.

The occupancy of our Shopping centers has been one of the ratios that we have been able to maintain in almost optimum levels during fiscal year 2005. GLA percentage occupied as of June 30 was 98.4%.

The drop in the vacancy level in our Shopping Centers reflects an increase in demand as a result of our excellent commercial offering, and the ability of our commercial department to properly administrate this growth in demand from potential tenants.

The average occupancy cost for the period, calculated as charges paid by tenants over total sales, decreased to 9.6% because the leases were not adjusted as markedly as the sales of our tenants.

Below is a schedule of the expiration dates of the lease contracts for stores in our Shopping Centers effective at June 30, 2005, assuming that none of the contracts is renewed or terminated by the tenants.

Lease expiration year	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual base rent under expiring leases(1) (Ps.)	Percentage of total base rent under expiring leases (%)
2006(2)	462	87,008	41%	31,790,080	37%
2007	283	27,899	13%	21,057,882	25%
2008	184	26,321	12%	17,688,671	21%
2009+	189	73,259	34%	15,139,852	18%

Total	1,118	214,487	100%	85,676,485	100%

(1)	Includes base rent without proportioning APSA’s effective percentage.
(2)	Includes stores which contract are not renegotiated yet and vacant stores as of June 30, 2005.

During fiscal year 2005, revenues from leases and services amounted to Ps.165.5 million, i.e., they were 46.2% higher than those for the previous fiscal year.

Revenues for year 2005 includes Alto Rosario as from its opening in November 2004 and Mendoza Plaza as from October 2004. Fiscal year 2004 does not include values related to these shopping centers.

*	Adjusted for implation until February 28, 2003 in accordance with proffesional accounting standards of the National Securities Commission

The breakdown of revenues from leases and services for the twelve-month periods ending June 30, 2004 and 2005 is presented below.

An analysis of the changes in the breakdown of revenue from leases and services from 2004 to 2005 reveals a significant increase in the percentage charge leases contracts. The percentage charge arises from the fact that the structure of the lease contracts signed with our tenants allows us to charge a percentage of their sales once they exceed a certain established minimum. In view of this, variables such as the economic inflation and the recovery in sales are taken into account in our revenue structure.

Shopping Center’s Portfolio

Alto Palermo

GLA 18,055 sqm # Stores 150 Occupation 99.99% Monthly sales per sqm Ps. 1,677 Book value: Ps. 210.8 million APSA´s interest 100% Location City of Buenos Aires

Inaugurated in 1990, its bold architectural design has attracted an award from the International Council of Shopping Centers. It houses the leading national and international brands.

Situated at the intersection of Buenos Aires’ two main avenues, in a neighborhood named Alto Palermo in reference to our shopping center, this is the preferred location for the daily shopping and recreation activities of thousands of families.

Its excellent access routes have established it as a city landmark and selected meeting place. Alto Palermo is a synonym of shopping center in Argentina. Alto Palermo Shopping boasts the highest sales per square meter in the country - exceeding the average figure for shopping centers in the United States.

Abasto de Buenos Aires

GLA 39,329 sqm # Stores 175 Ocupation 100% Monthly sales per sqm Ps. 706 Book value: Ps. 195.8 million APSA´s interest 100% Location City of Buenos Aires

This outstanding building, constructed in 1889, combines the original antique architectural features with the latest trends in Shopping Center design. It is the largest in the city and the preferred location in Buenos Aires for browsing through the widest variety of brands and enjoying entertainment and cultural activities.

The best brands and prices in a warm and safe setting for recreation for people of all ages, and the venue of the most relevant cultural events in Buenos Aires, make Abasto de Buenos Aires the strategic shopping and historical center of the city.

Abasto harmonically integrates the past and the future, concentrating the entire historical background of Buenos Aires in a single shopping center.

Paseo Alcorta

GLA 14,821 sqm # Stores 116 Occupation 99.77% Monthly sales per sqm Ps. 1,196 Book value: Ps. 65.8 million APSA´s interest 100% Location City of Buenos Aires

Conceived in 1992 with a state-of-the-art architectural design, it has managed to position itself as the reference shopping center for the latest trends in Argentine fashion. It is located in Palermo Chico, one of the most attractive built-up areas of the city that boasts a high social and economic status. It has a hypermarket as the anchor store.

Our customers enjoy a warm and exclusive environment distributed on four stories and providing a full range of services, from the most exclusive stores to quaint coffee shops to restaurants offering top class international cuisine.

Paseo Alcorta is the site chosen by the leading brands in Argentine fashion to display their new collections in fashion parades and exclusive events.

Patio Bullrich

GLA 10,780 sqm # Stores 87 Occupation 98.6% Monthly sales per sqm Ps. 1,309 Book value: Ps. 115.3 million APSA´s interest 100% Location City of Buenos Aires

Patio Bullrich is a historical building belonging to the renowned Bullrich family, which opened as a modern shopping center in 1988. The new architecture preserves all the original features of the noble neoclassical construction. Its privileged location in the neighborhood of Recoleta, one of the most picturesque residential areas in the city of Buenos Aires, is strategically situated close to high class hotels, embassies, theaters, museums and historical attractions, and only 10 minutes from the city center, in the heart of international tourism. It is the main attraction for high purchasing power customers and tourists.

Patio Bullrich combines traditional elements with the latest and most exclusive developments in local and international fashion.

Patio Bullrich is the shopping center that symbolizes refined Argentine culture and the selected venue for presenting the new collections of the leading international brands simultaneously with the largest cities of the world.

Alto Avellaneda

GLA 27,313 sqm # Stores 152 Occupation 99.1% Monthly sales per sqm Ps. 788 Book value: Ps. 98.7 million APSA´s interest 100% Location Avellaneda – Bs. Aires

Alto Avellaneda is the leading American-style shopping center in the southern suburbs of Greater Buenos Aires. It is located in a prosperous area that thrived with the arrival of immigrants, the first trams and a broad variety of cultural events. It has a wide offering of leading brands at the best prices, combined with culinary areas and amusement attractions for all the family.

Alto Avellaneda is much more than a shopping center offering the leading brands at good prices, it is the preferred meeting point for shopping and recreation activities in the Southern area of Buenos Aires.

Buenos Aires Design

GLA 14,598 sqm # Stores 59 % Occupation 96.8% Monthly sales per sqm Ps. 425 Book value: Ps. 20.9 million APSA´s interest 51.0% Location City of Buenos Aires

Buenos Aires Design is located in the neighborhood of Recoleta, back to back with the cultural center Centro Cultural Recoleta, which attracts large numbers to its cultural events.

This shopping center exhibits the leading home design brands, with an integral offering spanning the full range of household equipment and decoration and featuring exclusive designs in furniture, lighting appliances, upholstery, paintings and design objects.

Its wide-range offering and quality services attract architecture, design and interior decoration professionals.

Alto Noa

GLA 18,880 sqm # Stores 84 Occupation 99.5% Monthly sales per sqm Ps. 334 Book value: Ps. 30.9 million APSA´s tenants 100% Location City of Salta

Alto NOA Shopping is located in the City of Salta, capital of one of the provinces of the Argentine northwest that stands out for its natural beauty and a population that boasts a high social and cultural level. It offers a wide variety of leading brands at the best prices, eating spots and entertainment attractions for the whole family. Laid out in a setting characterized for its natural beauty, Alto Noa has become the focal point in the lives of the residents of Salta.

Alto Noa combines modern features and local traditions to create a beautiful natural enclave, setting it apart from all other shopping centers.

This shopping center is the focal point in the Argentine northwest, in one of the most attractive natural settings.

Alto Rosario

GLA 30,579 sqm # Stores 144 Occupation 98.0% Monthly sales per sqm Ps. 329 Book value: Ps. 80.8 million APSA´s tenants 100% Location City of Rosario

In the land located in Scalabrini Ortiz, where years back worked the repair shop of the railroad, revived a space of full history. Great part of the old railway structures was used to transform them into an integrating commercial project. On November 9, 2004 Alto Rosario opened its activities in the City of Rosario. The shopping center has a supermarket, a place for events, eating spots and 14 theaters.

Our goal is to promote and accompany the intense cultural life of the inhabitants of Rosario. We have already demonstrated the important thing that it is for the Company to heighten the urban surroundings preserving the history of the country through its more emblematic buildings. Examples are our two shopping centers: Abasto, the second greatest one of the country, and Patio Bullrich.

Mendoza Plaza

GLA 40,133 sqm # Stores 151 Occupation 95.5% Monthly sales per sqm Ps. 463 Book value: Ps. 83.7 million APSA´s tenants 85.4% Location: City of Mendoza

By the end of May of 2005, APSA increase its interest in the Mendoza Plaza Shopping in a 85.4% and assumed its administration with the objective to promote what was done up today. The Mendoza Plaza is one of the greatest shopping centers of the interior of Argentina. It was created to fulfill the needs of the people of Mendoza that requested a modern Shopping center, with wide and comfortable characteristics to carry out their purchases.

Since its inception and up today it was positioned as the center of purchases and leisure activity of the region. Mendoza Plaza has the magnitude and the variety of services that turn it a REGIONAL MALL.

Consolidated Portfolio GLA 214,488 sqm
# Stores 1,118 Occupation 98.4% Monthly sales per sqm Ps. 735

Marketing and promotional activities in our shopping centers

During fiscal 2005 we have continued with the strategy implemented in the previous year, according to which a leading role was assigned to the different personalities of each shopping center. Due to the market research that was performed during fiscal year 2004, focused on the analysis of current and potential clients of each one of the shopping centers we scheduled an individual development of each one of our Shopping centers. This analysis helps us to develop profound knowledge of our customers, how to reach them, and what they expect from our shopping centers.

We detail below the main marketing activities carried out at each shopping center.

Abasto de Buenos Aires

During this period the first brand positioning campaign was launched. Such campaign consisted in two TV commercials and a media campaign with five different motives. This strategy had a year of development and was devoted to punctually attack the conflicts arising through the market research performed in the previous year.

Alto Avellaneda

Throughout the year Alto Avellaneda focused on the public not only from the district of Avellaneda but from the entire southern area, including neighboring districts that amass the highest purchasing power of the southern suburbs. Alto Avellaneda held events and activities that were relevant for the area, offering the public more than would normally be expected from a shopping center. The shopping center has a significant presence among the various Sport clubs in the region.

Alto Noa

During this period Alto Noa strengthened its position in Salta society. Alto Noa is a by-word for fashion in Salta and Jujuy, as the latest trends and brands are to be found there first. Alto Noa held fashion shows and special events, all of a very standard, as its target public is in the most influential sectors. Alto Noa, like the shopping centers in Buenos Aires, has held special promotions during the main sales seasons.

Alto Palermo

This shopping continues with its strengthened positioning addressing women with the strategic slogan “Passion of Women”. The current year’s action plan has included certain dates which had not been previously worked as, for instance, the International Women’s Day. In turn, innovations have been introduced in alternative communication media as the web, and the TV campaign as usual.

Alto Rosario

On November 9, 2004 Alto Rosario opened its doors in the City of Rosario, which was a unique happening. The opening party was actually never seen before due to its high quality and magnitude. The most important actors of the cultural life of Rosario were present in such party.

As from its opening, the shopping has had a continuing growth, which started consolidating as from the inauguration in March 2005 of 20 new commercial stores and 14 cinemas during May.

Buenos Aires Design

During this period Buenos Aires Design has consolidated its positioning of sales center for decoration items in which the most important architects and decorators make their buying. In addition to the traditional sales, Buenos Aires Design joined the year-end promotions and took advantage of father’s day by launching a gift proposal.

Paseo Alcorta

Paseo Alcorta is highly positioned as a shopping that marks a tendency in the Argentine fashion, not only for consumers but also for brands. Brands use to launch their collections first at Paseo Alcorta, and also where sales are advertised quite beforehand. To strengthen such positioning two “Alcorta Style” events took place, where the most important brands and vanguards of the Commercial Center showed their collections. In addition to fashion, these events generate a general concept on trends and vanguards.

Patio Bullrich

Patio Bullrich continues working with its most faithful public. Its strategy is to offer larger proposals to such people. The “Cruise of Purchases” was re-launched, as well as the traditional race of consumption and fidelity of El Patio, and an important own golf circuit is being carried out in the principal golf fields of Buenos Aires.

Mendoza Plaza Shopping

The Mendoza Plaza Shopping means “shopping” in the City of Mendoza and it also is the one that receives the larger number of tourists due to its vicinity to Chile. Considering the positioning of the commercial center and that it carries the principal national and international brands, its strategic plan consists in generating fidelity from its public that has already been captured by the product.

Tourism

Tourism still is a very important source of income for APSA´s Shopping centers. Therefore, the tourism area continues applying different strategies to attract people. Firstly, strategic places in key dates are searched in order to be present as, for instance, the Cruise Terminal, the Ezeiza International Airport, the Jorge Newbery Airport, etc. Secondly, joint advertising campaigns for shopping continue in specialized media for tourism agencies or for high acquisition power tourists. Also on a quarterly basis an own publication is issued in the Buenos Aires Herald called Buenos Aires Shopping.

Future development

Neuquén Project

On July 6, 1999 the Company acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the commercial center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of June 30, 2005 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project included the building of a commercial center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Nequén issued Decree 1437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance 5178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Nequén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees 1437/2002 and 585/2003 that the Municipal Executive issued on a timely basis.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

At June 30, 2005 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved, the Municipality of Nequén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 the Company was acknowledged that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company’s interest.

Caballito Project

We have a plot of land spanning a surface area of 25,539 square meters in the Buenos Aires city neighborhood of Caballito, one of the most highly populated in the City of Buenos Aires. This land could be used to build a 30,000 squared meter shopping center including a hypermarket, a cinema complex and areas for recreational activities and entertainment.

We are currently making the final changes to the commercial project. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land.

Land on Figueroa Alcorta

We are working on the commercial project for the plot of land located on Figueroa Alcorta Avenue, in front of the Paseo Alcorta Shopping Center. This may involve an office building and/or apartment block.

Remodeling of Alto Avellaneda

Another of the projects we will embark on at the end of the year will be the remodeling of Alto Avellaneda. We will seek a change in image, with a new façade, and increased floor area, new cinemas, new accesses and refurbished parking lots.

Tarjeta Shopping

During fiscal year 2005 the positive trend shown in the previous year was strengthened with respect to the general economic situation.

The principal indicators on evolution of the economy registered a significant GDP increase in relation to the previous year, in line with a substantial improvement in consumption and private investments.

The financial sector continued showing high growth levels in hand with lesser levels of interest rates and a significant growth in volume of credits to the private sector.

A very good strategic planning was attained on the basis of a favorable business activity and sales with Tarjeta Shopping as of June 2005, increased by 88.5% compared to June 2004.

The portfolio has shown a significant growth that includes securitized receivables. As of June 30, 2004 the portfolio was Ps. 92.0 million and by the end of June 2005 the amount was Ps. 204 million, also with securitized receivables included representing an increase higher to 117%. The upward coefficient has grown from 67% to 69% in line with the strong campaigns launched, and the number of accounts increased by 88% approximately.

Together with these results, statements issued were 90% higher than the previous year so the monthly issue is currently of 210,000 statements.

With respect to payments in arrears, the Company continues recording much lower levels than those registered during the last political-economic crisis.

Following its aggressive expansion policy, six new branches were inaugurated, and stores that became Card members rose by 45% carrying the number to over 16,800 member stores.

Taking advantage of the companies´ synergies and their strength, an alliance with Metronec S.A. was accomplished and by mid-year the Metroshop Shopping Card was launched providing access to the subway’s network in addition to all the other facilities.

The excellent credit record of the portfolio and the proper compliance of payments of all the series previously issued allowed placing seven new issues of our securitization program in a total amounting to Ps. 135.0 million for Senior Titles, having been granted the S&P AAA* classification from December 2004.

As a result of these placements the balance of the securitized portfolio of Ps. 76.6 million of capital as of June 30, 2004 increased to Ps. 167,4 million of capital as of June 30, 2005.

Profits are steady and recovery increased from Ps. 2.8 million yearly as of June 30, 2004 to an income of Ps. 7.4 million as of June 30, 2005.

Growth estimates and favorable projections of the principal economic variables for the coming period provide us sufficient courage to continue the expansion plans and increase our market share.

Fibesa S.A.

Fibesa is the exclusive real estate broker at our shopping centers, in which we have a 99.99% equity interest.

The growing demand for our stores enabled Fibesa signed 1,343 contracts, taking into account renewal of existing contracts and new contracts during fiscal year 2005.

During the twelve-month period ended June 30, 2005, Fibesa reported revenues of Ps. 10.3 million, up 63.9% from the Ps. 6.3 million revenues for the twelve-year period ended June 30, 2004.

Fibesa reported net income of Ps. 3.9 million for the financial year ended June 30, 2005, reflecting an increase from net income of Ps. 1.9 million for the twelve-month period ended June 30, 2004.

Alto Research and Development S.A.

Alto Research and Development S.A. (Ex Alto Invest S.A.) was a company originally engaged in rendering information services and on-line and off-line transactions in the financial market. On May 31, 2001 the Internet page discontinued such services as well as the off-line transactions as no adequate scale economy had been attained. During the year ended June 30, 2004, the General Meeting of Shareholders of Alto Research and Development S.A. decided to expand its corporate purpose. Within its new activities the Company started rendering training, economy, financial, commercial, technology and business services putting especial emphasis on shopping centers. Those services started in April 2004 inclusive, through different means, i.e. courses, congresses, seminars, etc.

During the year´s last quarter, Shopping Alto Palermo S.A. sold its shareholding in Alto Research and Development S.A. to Alto Palermo S.A., and the latter started a corporate reorganization process that ended with the merger by absorption of its subsidiary (100% directly) Alto Research and Development S.A.. The purpose of the merger is to reduce both companies´ Administrative expenses, taking advantage of the synergies and to achieve improvements in the planning of the companies´ goals. This merger became effective on June 1, 2005.

E-commerce Latina S.A. – Altocity.Com S.A.

Altocity.com S.A. (Altocity) is a retail electronic trade company controlled by E-commerce Latina S.A. resulting from our partnership with Telefónica de Argentina S.A. (Telefónica). Altocity enables us to expand our physical business to include new sales channels such as Internet.

Five years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During the fiscal year ended June 30, 2005, Altocity strengthened its objective in the area of corporate sales, increasing the number of new customers and invoicing amounts in this segment.

In the table below we include some relevant data of Altocity.Com:

	Jul 03 - jun 04		Jul 04 - jun 05		Variation
Average Monthly sales (*)	Ps.	299,674	Ps.	396,673	32%
Average ticket (**)		169		209	24%
Average Monthly orders		1,832		1,895	3%

(*)	Sales with VAT, net of returns (Credit notes)
(**)	Sales with VAT before returns (Credit notes) divided by the number of orders.

Traffic, Customer Portfolio and Transactions

	06/30/04	06/30/05
Unique visitors per month	300,000	352,000
Average a day	13,000	16,000
Registered citizens	55,000	82,000
Transactions	52,000	76,000

Company plans for the coming Year

For the coming year Altocity has set itself the main objective of carrying out intensive work in the following areas:

•	Marketing of the portal, loyalty activities and new customers

•	E-commerce services

•	Barter and reward program

5. Financial Review

Financial debt

As from the beginning of the fiscal year to date ASPA was able to restructure a large portion of its financial debt by adapting due dates to its cash generation and, therefore, obtaining substantial decreases in the financial cost by means of reducing interest rates and extending the terms of the debt.

In order to restructure the debt of Mendoza Plaza Shopping (ex Pérez Cuesta S.A.C.I.) -this company became a subsidiary on December 2, 2004- the Deutsche Bank granted to APSA a loan of 11 US$ million on March 4, 2005, US$ 5 million of which was cancelled on April 4, 2005. The balance of US$ 6.0 million will be cancelled in two equal installments in February and August 2006, and the rate agreed is Libor + 325 basic points.

On March 30, 2005 the Swap contract that the Company had entered in March 2000 became due. As a result of such maturity, on April 1, 2005 the Company collected US$ 5.0 million added the interest accrued from the deposit in guarantee made in July 2002.

On April 7, 2005 APSA cancelled the remaining of Ps. 48.4 million of the bond issued in 2000, which accrued a 14.875% rate. In order to cancel such remnant APSA took a syndicated loan with two financial entities for Ps. 50 million. Such loan is payable in four six-month period installments of Ps. 12.5 million as from October 2005. The rate agreed for the first year of the loan is 7,875% and 3% more for the second year.

The difference of the rate between the bond cancelled and the new loan reduces by Ps. 3.5 million approximately the Company´s annual financial cost. As from such restructuring the Company does not have to face significant capital maturities during the current fiscal year.

With respect to the Negotiable Bonds for Ps. 120 million due in January 2005, on August 6, 2004, APSA and Shopping Alto Palermo S.A. (company held 99.99% by APSA) repurchased at a price of Ps. 1.51656 per unit, 13,750,000 Negotiable Obligations with a face value of $ 1 due in January 2005. Such transaction allowed APSA to lower the financial cost as the bonds accrued 8% interest plus CER (Referential Stability Coefficient). Pre-cancellation permitted saving a total of Ps. 1.3 million (in financial costs), and required APSA a disbursement of Ps. 10.1 million and Ps 10.7 million in the case of Shopping Alto Palermo. Due to this re-purchase, classes A-2 and B-2 of such Negotiable Obligations have been fully cancelled. Also, on January 13, 2005 the Company cancelled the balance of Class B-1 of the Negotiable Obligations for Ps. 5.9 million. Consequently, with this transaction the referred Negotiable Obligation was fully cancelled.

With respect to the Convertible Negotiable Obligations issued in July 2002, the total amount outstanding is US$ 47,281,230 whereas the number of Company shares is 780,423,632 and the capital Ps. 78,042,363.

Improvement in the risk rating of our structured debt

In August 2005 Fitch Argentina Calificadora de Riesgo S.A., assigned to APSA a ra A+ credit risk classification. The most important bases for such classification were “the significant increases both in revenues and in the EBITDA1 level. In addition, the conservative capital structure derived in strong credit protection indicators, showing in March 2005 interest coverage with EBITDA of 6,3x and debt repayment years of 1.8x that reduce to 0,8x if Convertible Negotiable Bonds are excluded”. Fitch Argentina estimates that APSA´s operating cash flow after interest and taxes will allow to cover in more than two times its capital commitments.

We would mention that the classification referred to above on the Negotiable Obligations for Ps. 85 million due in April 2005 had been given a raBBB+ classification, representing a better valuation of the Company´s credit capacity.

Following we detail the most important financial ratios for the Company:

	As of June, 30 2005 (Ps.)	As of June, 30 2004 (Ps.)	Variation	Variation %
EBITDA (1)	140,454,244	92,823,492	47,630,752	51.3%
EBITDA per share	1.80	1.28	0.52	40.6%
EBITDA per share Fully Diluted	0.65	0.43	0.22	51.2%

EBITDA Shopping Centers	126,751,235	85,829,600	40,921,635	47.7%
EBITDA Tarshop S.A.	14,073,381	7,058,005	7,015,376	99.4%
EBITDA Other	(370,372)	(64,113)	(306,259)	477.7%

Financial debt (2)	226,900,801	237,600,525	(10,699,724)	-4.5%
Outstanding shares	78,042,363	72,768,225	5,274.138	7.2%
Number of shares Fully Diluted	214,543,274	217,903,708	(3,360,434)	-1.5%
Price per share	6.40	3.50	2.90	82.9%
Market Capitalization	499,471,123	254,688,788	244,782,335	96.1%
Market Capitalization Fully Diluted	1,373,076,953	762,662,978	610,413,975	80.0%
Enterprise value (3)	659,698,106	417,015,625	242,682,481	58.2%
Enterprise value (3) Fully Diluted	1,396,803,025	779,854,329	616,948,696	79.1%
Financial debt / Enterprise value	0.34	0.57	(0.23)	-40.4%

FFO (4)	106,032,132	85,747,473	20,284,659	23.7%
FFO per share	1.36	1.18	0.18	15.3%

Net Income	33,255,400	18,837,540	14,417,860	77%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial liabilities minus cash and banks and current investments.
(4)	Funds from operations calculated as the year’s results before amortization and depreciation and other net income and expenses. The FFO is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

6. Management’s Analysis of the results

General

The following analysis should be read together with the Company’s consolidated financial statements and their notes. For the purposes of the following analysis we have considered “Consolidated Financial Statements” to be our audited consolidated financial statements and notes corresponding to the fiscal years ended June 30, 2005 and 2004.

Transactions and principal activities

Company transactions are classified in three different segments: Leases and Services, Credit Cards and Other. The Leases and Services segment comprises the operating income arising from the activities of our Shopping centers. The Credit Cards segment includes the results of the credit portfolio administration carried out by our subsidiary Tarshop S.A.. In the Other segment we concentrate the results arising from the construction and subsequent sale of real estate, the results of our interest in E-Commerce Latina S.A. and the results arising from the activity of creating, updating and producing information and corporate, commercial and economic training services, rendered up to May 31, 2005 by Alto Research and Development S.A. (company merged as of such date), which are currently provided by APSA.

Results of the transactions performed during fiscal years ended June 30, 2005 and 2004.

Revenues: The Company´s revenues increased 60.7% with respect to the previous year, that is, from Ps. 143.3 million during fiscal year 2004 to Ps. 230.2 million during fiscal year 2005. Total revenues include eliminations between the different Company’s business units for Ps. 0.3 million in both fiscal years due to Leases.

Revenues from Leases and Services increased by 46.2% (from Ps. 113.4 million to Ps. 165.8 million) principally resulting from: (i) a sustained increase of 29.6% in sales of our tenants (from Ps. 1,148 million in 2004 to Ps. 1.488 million in 2005), shown in the growth of our revenues from rental and admission rights for Ps. 37.7 million; (ii) the inclusion of Mendoza Plaza Shopping S.A. revenues for Ps. 9.2 million resulting from the consolidation of such company´s statement of income accounts of the years´ last nine months due to the adquissition of 49.9 % shares and the subsequent control of the Company and; (iii) the inauguration of Alto Rosario Shopping that took place on November 9, 2004, which produced an increase in revenues of Ps. 5.5 million.

Revenues from Credit Cards increased by 114.9% (from Ps. 30.0 million to Ps. 64.6 million) in line with the favorable macroeconomic conditions, the general increase of consumption level and the excellent performance of our business unit, which has expanded its services with the opening of new branches in different cities country-wide. The last fact generated a significant growth of the credit portfolio, which went from Ps. 92 million in fiscal year 2004 to Ps. 204 million in 2005 (the securitized portfolio included).

Revenues from the Others segment did no vary significantly and recorded amounts of Ps. 0.1 million in both fiscal years.

	Fiscal years ended June 30,
	2005	2004
	(Thousand Ps.)
Leases and Services	165,824.1	113,437.8
Credit Cards	64,558.0	30,034.4
Other	121.4	64.2
Eliminations	-346.2	-286.3

Total Revenues	230,157.3	143,250.0

Costs. Total costs increased by 27.6% going from Ps. 72.0 million during fiscal year 2004 to Ps. 91.8 million in year 2005. Total costs include eliminations between the different Company business segments for: (i) Leases for Ps. 0.3 million for both fiscal years; and (ii) interest for financing of Ps. 1.0 millon during fiscal year 2005 and Ps. 1.6 million in 2004.

Costs of Leases and Services recorded an increase of 14.2% going from Ps. 60.0 million in the year ended June 30, 2004 to Ps. 68.5 million in the year ended June 30, 2005. Reasons for such increase principally are: (i) an increase of Ps. 4.9 million arising from the opening of Alto Rosario Shopping; and (ii) the inclusion of the Mendoza Plaza Shopping S.A. costs for Ps. 3.2 million resulting from the consolidation of such company´s statement of income accounts of the years´ last nine months. Principal costs modified are charges for amortizations and non-recovered general expenses.

Costs of Credit Cards increased by 77.1%, that is, from Ps. 13.8 million in fiscal year 2004 to Ps. 24.5 million in 2005 principally due to the following reasons: (i) a growth of Ps. 3.6 million in cost of salaries and social security charges and Ps. 1.5 million in taxes, dues and contributions as a result of the expansion and opening of new branches; (ii) a larger charge in commissions and interest for Ps. 2.3 million; and (iii) an increase in expenses for fees and services of Ps. 1.6 million in line with the issue of new series of Financial Trusts.

Costs of Other did not vary significantly although it increased from Ps. 0.03 million during fiscal year 2004 to Ps. 0.2 million in 2005.

	Fiscal years ended June 30,
	2005	2004
	(Thousand Ps.)
Leases and Services	-68,538.1	-60,004.7
Credit Cards	-24,474.3	-13,821.2
Others	-204.6	-28.4
Eliminations	1,372.5	1,856.1

Total Costs	-91,844.6	-71,998.2

Gross Profit. As a result of the issues referred to above, gross profit increased by 94.1% by showing Ps. 138.8 million during fiscal year 2005 in comparison with Ps. 71.3 million shown in year 2004. Gross profit includes eliminations between segments for Ps. 1.0 million during fiscal year 2005 and Ps. 1.6 million in 2004.

Total Gross Profit, as a percentage of total revenues, increased from 49.7% in fiscal year 2004 to 60.1% in year 2005. Gross Profit of Leases and Services, as a percentage of revenues from Leases and Services, increased from 47.1% to 58.7% in fiscal year 2005. Gross Profit from Credit Cards, as a percentage of revenues from credit cards, increased from 54.0 % to 62.1% in fiscal year 2005. Gross loss of the Others caption, as a percentage of revenues from Others, changed from an income of 55.7% to a loss of 68.5%

	Fiscal years ended June 30,
	2005	2004
	(Thousand Ps.)
Leases and Services	97,285.9	53,433.2
Credit Cards	40,083.7	16,213.2
Others	-83.2	35.7
Eliminations	1,026.3	1,569.8

Total Gross Profit	138,312.7	71,251.9

Selling expenses. Total Selling expenses showed an increase of 150.4% (from Ps. 9,8 million to Ps. 24.6 million).

Leases and Services Selling expenses increased by 109.4% from Ps. 5.2 million during year ended June 30, 2004 to Ps. 10.9 million during year ended June 30, 2005 principal reasons being: (i) an increase of Ps. 3.4 million in the charge for provision for bad debts; (ii) an increase of 1.4 million for turnover taxes in line with our increased revenues; (iii) including expenses on such an item of Mendoza Plaza Shopping for Ps. 1.3 million as a consequent of the consolidation of the statement of income of this company; and (iv) stamp taxes for Ps. 0.4 million due to the opening of Alto Rosario.

Credit Cards Selling expenses increased from Ps. 4.5 million during fiscal year 2004 to Ps. 13.5 million in year 2005, principal reasons are: (i) increase of Ps. 6.3 million in advertising expenses; (ii) higher charge of Ps. 2.1 in turnover tax charges as a result of our larger revenues; and (iii) growth in charges for bad debts of Ps. 0.5 million in line with the increase of our credit portfolio.

Other Selling expenses did not vary significantly, recording losses for Ps. 0.1 million during fiscal year 2004 and Ps. 0.3 million in 2005.

Total Selling expenses, as a percentage of total revenues, increased from 6.9% in fiscal year 2004 to 10.7% in year 2005. Leases and Services Selling expenses, as a percentage of revenues from Leases and Services, increased from 4.6% to 6.5% during fiscal year 2005. Credit Cards Selling expenses, as a percentage of revenues from credit cards, increased from 15.0% to 20.9% during year 2005. Other Selling expenses, as a percentage of revenues from Other, increased from 197.2% to 206.6% during year 2005.

	Fiscal years ended June 30,
	2005	2004
	(Thousand Ps.)
Leases and Services	-10,859.5	-5,185.6
Credit Cards	-13,496.2	-4,514.7
Others	-250.8	-126.5
Eliminations	0.0	0.0

Total Selling expenses	-24,606.6	-9,826.8

Administrative expenses. Total Administrative expenses recorded an increase of 54.6% approximately, reaching Ps. 32.0 million in year 2005 against Ps. 20.7 million in year 2004.

Leases and Services Administrative expenses increased from Ps. 12.5 million in year 2004 to Ps. 17.1 million in year 2005 principally due to: (i) consolidation of administrative expenses of Mendoza Plaza Shopping for Ps. 1.3 million; (ii) increase in the charge for board of directors´ fees of Ps. 1.5 million; (iii) larger amount of salaries, bonuses and social security charges for Ps. 1.4 million; and (iv) higher charges for taxes, dues and contributions of Ps. 1.1 million principally as a result of a higher charge for tax on financial transactions.

Credit Cards Administrative expenses recorded an increase of Ps. 6.7 million from Ps. 8.2 million in fiscal year 2004 to Ps 14.9 million in year 2005 principally resulting from: (i) larger amount of salaries, bonuses and social security charges for Ps. 3.5 million arising from an increase in the Company’s payroll; (ii) increase in fee expenses and services of third parties for Ps. 1.6 million in line with the new issues of our securitization program; and (iii) larger expenses for taxes, dues and contributions of Ps. 0.6 million and rent expenses of Ps. 0.5 million due to the opening of new branches.

Other Administrative expenses did not vary significantly with an equal charge of Ps. 0.03 million in both fiscal years.

Total Administrative Expenses, as a percentage of total revenues, decreased from 14.5% during fiscal year 2004 to 13.9% in year 2005. Leases and Services Administrative expenses, as a percentage of revenues from Leases and Services, decreased from 11.0% to 10.3% during fiscal year 2005. Credit Cards Administrative expenses, as a percentage of revenues from Credit Cards, decreased from 27.3% to 23.1% during year 2005. Other Administrative expenses, as a percentage of revenues from Other, decreased from 47.3% to 30% in fiscal year 2005.

	Fiscal years ended June 30,
	2005	2004
	(Thousand Ps.)
Leases and Services	-17,116.2	-12,505.4
Credit cards	-14,890.5	-8,185.2
Others	-36.4	-30.3
Eliminations	0.0	0.0

Total Administrative Expenses	-32,043.1	-20,720.9

Net income in Credit Card trusts. This item showed a small increase from an income of Ps. 0.3 million during fiscal year 2004 to an income of Ps. 0.4 million in year 2005.

Operating income. In line with the above-mentioned factors, the operating income recorded an increase of Ps. 41.1 from Ps. 41.0 million in fiscal year 2004 to Ps. 82.1 million in fiscal year 2005.

Total operating income measured on total revenues, increased from 28.6% during fiscal year 2004 to 35.7% in 2005. Leases and services operating income measured on revenues from Leases and Services increased from 31.5% to 41.8% in fiscal year 2005. Credit Cards operating income, measured on revenues from Credit Cards, increased from 12.6% to 18.8% in fiscal year 2005. The Other operating loss, measured on revenues from Others increased from 188.8% to 305.0% in fiscal year 2005.

	Fiscal years ended June 30,
	2005	2004
	(Thousand Ps.)
Leases and Services	69,310.2	35,742.2
Credit cards	12,120.4	3,774.2
Others	-370.4	-121.1
Eliminations	1,026.3	1,569.8

Total Operating Income	82,086.6	40,965.0

Net loss on. The negative result arising from our share in other companies recorded a decrease of Ps. 0,4 million going from a loss of Ps. 1.1 million during fiscal year 2004 to a loss of Ps. 0,7 million during fiscal year 2005. Principal variations recorded occurred due to: (i) decrease in the loss from E-Commerce Latina S.A. in which the Company shares an interest of 50%; and (ii) consolidation as from October 2004 of the income accounts of Mendoza Plaza Shopping S.A. (ex Perez Cuesta S.A.C.I.) as a consequence of the acquisition by Alto Palermo S.A. of 49.9% of its additional shareholding.

Amortization of goodwill. The result due to amortization of goodwill has not recorded changes between fiscal year 2005 and 2004 as in both periods the amount was Ps. 4.8 million. Such amount represents the amortization of the goodwill generated by the acquisition of Shopping Alto Palermo S.A., FIBESA and Tarshop S.A.

Financial results net. Financial results net decreased by Ps. 4.9 million, going from an income of Ps. 7.3 million during fiscal year 2004 to an income of Ps. 2.4 million in year 2005.

Financial results generated by assets decreased in Ps 13.6 million, from an income of Ps. 31.8 million in year 2004 to an income of Ps. 18.2 million in year 2005, principally due to a higher recovery recorded during fiscal year 2004 in the allowance for impairment of long-lived assets.

Financial results generated by liabilities decreased in Ps. 8,7 million, from a loss of Ps. 24.5 million during fiscal year 2004 to a loss of Ps. 15.8 million during year 2005. Reasons for such a variation are: (i) a lesser charge for interest with affiliated companies and other related parties of Ps. 12 million principally resulting from the Argentine peso appraisal vs. the US dollar of 2.4%, taking into account that during year 2004 the value of the foreign currency had an inverse performance by depreciating 5.6%. Such appraisal produces a positive impact on our US$ debt for convertible negotiable obligations, the majority of which is held by our main shareholders; (ii) less income of Ps. 6.0 million recorded in year 2005 in connection with derivative financial instruments cancelled in April 2005; (iii) larger income of Ps. 1.4 million originated in fiscal year 2005 mainly due to the cancellation with discount of financial loans carried out in Mendoza Plaza Shopping S.A. partially offset because of the non-existence of this issue in the current fiscal year in our subsidiary Tarshop S.A.; (iv) lesser charge for financial expenses of Ps. 2.4 million principally due to less indebtedness originated in the repurchase and cancellation of Negotiable Obligations and the capitalization of interest allocated to the works of Alto Rosario, that were partially offset due to the inclusion of the financing expenses of Mendoza Plaza Shopping S.A. and charges arising from the new loans taken by the Company.

We would mention that these new loans accrue a minor interest if compared with the loans previously cancelled during the year (see financial research)

Other expenses net. Other expenses net increased by Ps. 1.4 million, from Ps 6.6 million during fiscal year 2004 to Ps. 8.0 million in year 2005, main reasons being: (i) increase of Ps. 1.6 million in the charge for donations; (ii) loss of Ps. 1.5 million for the tax on personal goods of the Company’s shareholders, recorded on the basis of the board of directors´ decision on not transferring such tax, that was partially offset by: (iii) the non-existence of negative results for the rejection of a turnover tax exemption on the building for Ps. 2.1 million that were recorded in fiscal year 2004.

Income before taxes and minority interest. As a result of the issues described, income before taxes and minority interest recorded an increase of Ps. 35.2 million from Ps. 35.7 million during fiscal year 2004 to Ps. 70.9 million during year 2005.

Income tax. The charge for income tax recorded an increase of Ps. 17.3 million, from Ps. 16.3 million in fiscal year 2004 to Ps. 33.6 million during year 2005. The effective rate for fiscal year 2005 was 47% and 46% for year 2004. The difference with respect to the legal rate is mainly originated due to amortizations and depreciations. We would mention that for the purpose of determining the charge for income tax the deferred tax method was applied, thus reflecting the effects of the temporary difference between measurements of accounting and tax assets and liabilities, and the capitalization of tax losses. This is the reason why the amount shown as income tax does not exclusively represent the amount payable, but it reflects the recording of the income on the basis of the accounting accrual.

Minority Interest. The loss for minority interest increased in Ps. 3.4 million, from a loss of Ps. 0.6 million during fiscal year 2004 to a loss of Ps. 4.0 million in year 2005.

Net Income

Consequently, in line with the above-mentioned issues, net income increased in Ps. 14.4 million, from Ps. 18.8 million in fiscal year 2004 to Ps. 33.3 million in year 2005.

7. Other Outstanding Events including situations subsequent to year-end

Signature of the shared service contract with IRSA Inversiones and Representaciones Sociedad Anónima and CRESUD S.A.C.I.F. y A.

Taking into account that APSA as well as IRSA Inversiones y Representaciones Sociedad Anónima and CRESUD SA.C.I.F. y A. (jointly “the Parties”) all have operating areas with certain similar features, the Board of Directors has considered it convenient to reduce certain fixed costs of their activities by making good use and optimizing each companies´ individual efficiencies in the different areas of their operating administrations.

To such extent, we are running a pilot test aiming at a partial operating integration in different areas, for which we entered into an Operating Services Interchange Contract on a payment basis that relates work performed by one or more of the Parties to the benefit of one or all, to be invoiced and payable primarily by means of a compensation due to a rendering of service in any of the areas, and secondary, in case of a difference between the value of the services rendered, in money, among the companies involved in the integration, that will be effective for 24 months renewable for an equal term unless there is an avoidance notified by any of the Parties.

The Parties maintain a total independence of their strategic and business decisions, without considering the existence of the integration. The allocation of costs and benefits is based on operating efficiency and equity, without pursuing individual economic benefits for any of the Parties.

Mr. Alejandro Gustavo Elsztain has been General Coordinator, and Mr. Gabriel Adolfo Gregorio Reznik, a member of the Company’s Audit Committee, has been named Manager on behalf of the individual Company.

Systems migration

In the next year we are planning for a systems migration which will involve integrating the various existing interfaces and processes within the Company. This improvement will lead to a more flexible, efficient and agile organization, that will be able to respond to the requirements of the business, as well as enabling greater competitiveness throughout the organization. Furthermore, the strategy for integration will make it possible to automate, standarize and formalize processes, which will help us to align with the requirements of the SEC and particularly with the Sarbanes-Oxley Law.

Standard agreement for developing a new commercial project

Alto Palermo S.A. together with Argentimo S.A. and Constructora San José Argentina S.A. have entered into a standard agreement by which the bases and guidelines are established on which they will all carry forward a negotiating process in order to project, register, organize, construct and develop a Shopping center and an apartment building and/or office building.

In the context of the contract referred to above, the Company opened an escrow account in the Deutsche Bank (Escrow Agent) in favor of Argentimo S.A. in an amount of US$ 3 million, which will remain deposited until a series of requirements of the project are complied with, and which will be computed as payment to account of the transaction on a timely basis.

If towards the ending of negotiating terms, the Parties have not entered into all the final agreements, notwithstanding the reason, the Escrow Agent should return to Alto Palermo S.A. (APSA) the amount of the escrow added the respective interest, without generating any right whatsoever in favor of Argentimo S.A.

The negotiation terms and conditions of the Final Agreement will terminate on December 6, 2005, unless all the Parties would decide to postpone such date by means of executing a specific agreement.

8. Board of Directors

We are managed by a Board of Directors. Our bylaws establish that our Board of Directors may be composed of eight to twelve directors and eight to twelve alternate directors. Each director and alternate director is elected for a three-year term by our shareholders by a majority vote at a general ordinary shareholders’ meeting. The directors and alternate directors may be reelected indefinitely.

Currently our Board of Directors is comprised of 10 directors and 6 alternate directors. The alternate directors will only have a role when they are called to replace any director in case of absence, vacancy or death, until a new director is appointed.

Our current Directors are as follows:

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2003	2006	1994
Saúl Zang	12/30/1945	Vice-Chairman	2003	2006	2003
Alejandro G. Elsztain	03/31/1966	Vice-Chairman	2003	2006	2003
Daniel R. Elsztain	12/22/1972	Director	2004	2007	2004
Abraham Perelman	04/04/1941	Director	2003	2006	2003
Hernán Büchi Buc	03/06/1949	Director	2003	2006	1996
Fernando A. Elsztain	01/04/1961	Director	2003	2006	1998
Gabriel A.G. Reznik	11/18/1958	Director	2004	2007	2004
José Said Saffie	04/17/1930	Director	2003	2006	1998
Andrés Olivos	05/14/1958	Director	2003	2006	2003
David A. Perednik	11/15/1957	Alternate Director	2003	2006	2003
José D. Eluchans Urenda	08/06/1953	Alternate Director	2003	2006	1998
Leonardo F. Fernández	06/30/1967	Alternate Director	2003	2006	1996
Juan M. Quintana	02/11/1966	Alternate Director	2003	2006	1998
Juan C. Quintana Terán	06/11/1937	Alternate Director	2003	2006	1994
Raimundo Valenzuela Lang	05/21/1960	Alternate Director	2003	2006	1998

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied accounting at the University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Consultores Asset Management S.A. He is Chairman of the Board of Directors of IRSA, SAPSA, Consultores Asset Management S.A., and Cresud S.A.C.I.F. y A.; Vice-Chairman of Banco Hipotecario S.A. among others. Mr. Eduardo S. Elsztain is the brother of Executive Director, Alejandro G. Elsztain and of our Director Daniel R. Elsztain and is the cousin of the Director, Fernando A. Elsztain.

Saúl Zang. Mr. Zang obtained a degree in law at the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founder partner at the law firm Zang, Bergel & Viñes. He is Second Vice Chairman of the Board of Directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A. and alternate director of the Board Directors of SAPSA.

Alejandro G. Elsztain. Mr. Elsztain is an agricultural scientist, degree awarded by the University of Buenos Aires. He is currently President of Tarshop and ERSA, Director of Altocity and Second Vice-Chairman of IRSA and Cresud S.A.C.I.F.y A. Alejandro G. Elsztain is a brother of the President of the Board of Directors, Mr. Eduardo S. Elsztain and of the Director Daniel R. Elsztain and cousin of the Director Fernando A. Elsztain.

Daniel R. Elsztain. Mr. Elsztain graduated in Economic Sciences at the Torcuato Di Tella University and has a Master in Business Administration. He has been the Company’s Commercial Director since 1998. Mr. Elsztain is a brother of the Chairman of the Board of Directors Mr. Eduardo S. Elsztain, of the Executive Director Mr. Eduardo S. Elsztain and of the Executive Director Mr. Alejandro G. Elsztain, and cousin of the Director Fernando A. Elsztain.

Abraham Perelman. Mr. Perelman graduated in Economic Sciences at the University of Buenos Aires. During the last thirty years he was a director of several outstanding companies in areas such as communications, electronics, aviation, farm technology, public services and art. He also was President of ISREX Argentina S.A. At present he is a Director of Guanaco Mining Co.

Hernán Büchi Buc. Mr. Büchi obtained a degree in civil engineering at the University of Chile and a Master’s Degree in economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a director of SQM and Madeco.

Fernando A. Elsztain. Mr. Elsztain studied Architecture at the University of Buenos Aires. He has been the Chief Commercial Officer of IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a director of IRSA, and Baldovinos S.A.; and alternate director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is the cousin of our Chairman, Eduardo S. Elsztain and is the cousin of our Director Alejandro G. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He has been working for IRSA since 1992 and currently, is the chief technical officer. He formerly worked for an independent construction company in Argentina. He is an alternate director of IRSA, ERSA, Fibesa and alternate director of Banco Hipotecario S.A., and Tarshop S.A., among others.

José Said Saffie. Mr. Said obtained a degree in law at the University of Chile. He is the President of Banco BHIF and Parque Arauco; the Vice-President of Embotelladora Andina S.A.; and a director of Envases del Pacífico S.A.

Andrés Olivos. Mr. Olivos graduated as a commercial engineer from the University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A. and is president of Parque Arauco Argentina S.A.

David A. Perednik. Mr. Perednik graduated as a public accountant from the University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as Finance Director from 1986 to 1997. Earlier he worked as a senior consultant in the Administration and Systems management of Deloitte & Touche from 1983 until 1986. At present he works as Administrative Director of Cresud S.A.C.I.F.y A. and IRSA.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in law at the Pontificia Universidad Católica de Chile. He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He is a partner at the law firm Basílico, Fernández Madero y Duggan and also serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

Juan M. Quintana. Mr. Quintana obtained a degree in law at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director of SAPSA and an alternate director of Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Terán.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in law from the University of Buenos Aires. He is a consultant of the law firm Zang, Bergel & Viñes. He has been Chairman and Judge of the National Court of Appeals of the City of Buenos Aires dealing in Commercial Matters. He is an alternate director of Cresud S.A.C.I.F. y A. . Mr. Juan C. Quintana Terán is the father of our Alternate Director Mr. Juan M. Quintana.

Raimundo Valenzuela Lang. Mr. Valenzuela Lang obtained a degree in commercial engineering at the Pontificia Universidad Católica de Chile and received a master’s degree in business administration at the Wharton School of the University of Pennsylvania. Currently, he is a partner at R&R Wine Ltda. and Inmobiliaria Estrella del Sur Ltda. He is a director of Parque Arauco S.A.

Directors Eduardo S. Elsztain, Hernán Büchi Buc, Alejandro Elsztain, Fernando A. Elsztain, José Said Saffie, Saúl Zang, Daniel R. Elsztain, David A. Perednik, José Eluchans Urenda, Leonardo F. Fernandez, Juan M. Quintana, Juan C. Quintana Terán, Raimundo Valenzuela Lang and Andrés Olivos are not of an independent nature, under the terms of CNV Resolution Nr. 400. Directors Abraham Perelman and Gabriel A. G. Reznik are of an independent nature.

We do not have any employment contracts with our directors.

Compensation to the Members of the Board of Directors

The Law of Corporations No. 19,550 establishes that if the compensation of the members of the Board of Directors and the supervisory committee is not established in our bylaws, it should be determined by the shareholders meeting. The maximum amount of total compensation of the members of the Board of Directors and the supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and surveillance committee compensation shall not be taken into account.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered by the shareholders meeting.

We have not established share option plans, nor retirement, or pension benefits or any other such remuneration system for our directors except those described.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an Executive Committee consisting of four directors, including the Chairman and Vice-Chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain and Fernando Elsztain.

The Executive Committee is responsible for the management of the day-to-day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the Executive Committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Audit Committee

In accordance with the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nr. 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, our Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On May 27, 2004, the board officially notified of the setting up and staffing of the Audit Committee foreseen by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002, appointing to that end as Directors Messrs. Abraham Perelman (independent), Gabriel Adolfo Gregorio Reznik (independent) and Andrés Olivos (not independent).

On the other hand, the NASDAQ standards establish that as of July 31, 2005, foreign companies with securities listed in the United States of America should have an audit committee, the members of which should all be independent directors. To such extent, the Company summoned a meeting of shareholders on August 2, 2005. However, and taking into account that the independent director elected was not able to accept the position in the audit committee due to personal temporary reasons, the Company has decided to wait until the next ordinary meeting to be held in October 2005 to appoint both new directors and an entirely independent audit committee.

Supervisory Committee

The Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the by-laws and the resolutions adopted at shareholders’ meetings.

The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year.

The Supervisory Committee is comprised of the following members: José D. Abelovich, Fabián Cainzos and Andrés Suárez as Statutory Auditors, and Marcelo H. Fuxman, Carlos Rivarola and Hernán Andrada as Alternates Statutory Auditors who were elected at the annual general ordinary shareholders’ meeting held on October 22, 2004. All the members of the Supervisory Committee are of an independent nature, under the terms of CNV Resolution Nr. 400 and, notwithstanding the above, shall have rendered remunerated professional assistance in connection with companies of the type encompassed by section 33 of the Company Law.

The following is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, López y Cía/ member firm of coopers & Lybrant Price Waterhouse and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the University of Buenos Aires. Currently, he is senior associate of the law firm Basílico, Fernández Madero & Duggan.

Andrés Suarez. Mr. Suárez is a Certified Public Accountant graduated at the University of Buenos Aires. He is a partner of Price Waterhouse & Co. S.R.L., member firm of Price WaterhouseCoopers. At present, he is a member of the supervision commission of IRSA, of CRESUD S.A.C.I.F.y A., of Metrovías and of Grupo Concesionario del Oeste.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of SC International / Abelovich, Polano y Asociados, a public accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, SAPSA and Inversora Bolívar.

Carlos Rivarola. Mr. Rivarola obtained a degree in accounting from the University of Buenos Aires. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He was formerly an auditor of Massalin Particulares, Hoechst Argentina S.A. and Tabacos Norte, among others. Mr. Rivarola was also formerly a partner of Harteneck, López y Cía. in Bolivia. At present he is a member of the Supervisory Auditors Committee of Cresud S.A.C.I.F. y A.

Hernán Andrada. Mr. Andrada obtained a degree in law from the University of Buenos Aires. Currently, he is senior associate of the law firm Santurio, Cainzos & Fernández.

Code of Ethics

The Code of Ethics became effective on July 31, 2005 and has the purpose of providing a large series of guidelines on the accepted individual or corporate behavior. Such code is applicable to directors, managers and personnel of Alto Palermo S.A. (APSA) and subsidiaries. The Code of Ethics that governs our activitity, complying with the regulations effective in the countries in which we operate, can be seen in our web page in www.apsacc.com.ar.

9. Dividend Policy

Under Argentine legislation, the distribution and payment of dividends to shareholders is valid only if they arise from liquid realized results of the company as determined from annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of our shareholders at our annual general meeting. Dividend approval requires the affirmative vote of most of the shares with voting rights at the annual general meeting.

In accordance with Argentine law and our bylaws - section 29, liquidated and realized profits for each fiscal year are distributed as follows: (i) 5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock; (ii) an amount determined by the Ordinary Annual General Meeting of Shareholders must be allocated for the remuneration of our Board and the members of the Surveillance Committee: (iii) the dividend due on ordinary or preferred shares, or other amounts, may be allocated to free reserves, provisions or can be carried over to a new period of account, or dealt with in the manner resolved by the Company at the Ordinary Annual General Meeting of Shareholders. The legal reserve will not be distributed among the shareholders. Dividends shall be distributed proportionately to the number of ordinary shares held by each shareholder.

Following the Board of Directors recommendation, our shareholders approved in 1998 a cash dividend of Ps. 0.01197 per share amounting, approximately, Ps. 7,601,772 and in 1999 a cash dividend of Ps. 0.0075 per share, for a total amount of, approximately, Ps. 5,250,087.

Due to the loss generated during the fiscal year ended on June 30, 2000 and 2002, we did not pay dividends corresponding to that years.

For the year ended June 30, 2001 the Board of Directors proposed not to declare a dividend as they had considered it advisable to maintain adequate levels of liquidity in order to reduce indebtedness and incur in lower financial charges, reinvesting the principal and seeking greater yield in future. On October 16, 2001 our annual shareholder’s meeting approved our Board of Directors’ proposal.

Due to a proposal of the Board of Directors, on November 17, 2004 the Company brought before the shareholders the dividend in cash approved by the Ordinary and Extraordinary Meeting of Shareholders of Alto Palermo S.A. (APSA) held on October 22, 2004. The dividend approved is of Ps. 17.9 million (Ps. 0.22964 per share face value $ 1.00 or Ps. 0.9186 per ADR).

The Board of Directors specifically states that it has not yet finished analyzing eventual proposals to the shareholders in respect of the issues mentioned in article 62 of the Quotation Rules, point n), relating to a possible appropriation of dividends in cash and/or capitalization of earnings, of monetary adjustments and/or other items.

The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated.

Year Declared	Amount paid (Million of Pesos)	Payment Common Shares (Ps.)
1996	—	—
1997	—	—
1998	7.6	0.01197
1999	5.3	0.00750
2000	—	—
2001	—	—
2002	—	—
2003	10	0.01415
2004	17.9	0.022946

10. Price history

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “APSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing sales price of the common shares on the Bolsa de Comercio de Buenos Aires.

	Pesos per share
	High	Low
1997	0.610	0.283
1998	0.780	0.377
1999	0.770	0.560
2000	0.810	0.470

2001
1st quarter	0.500	0.380
2nd quarter	0.370	0.300
3rd quarter	0.280	0.190
4th quarter	0.172	0.088

2002
1st quarter	0.116	0.088
2nd quarter	0.120	0.120
3rd quarter	0.126	0.115
4th quarter	0.275	0.150

2003
1st quarter	0.312	0.250
2nd quarter	0.300	0.240
3rd quarter	0.285	0.255
4th quarter	0.500	0.260

2004
1st quarter	0.448	0.328
2nd quarter	0.365	0.311
3rd quarter	0.422	0.305
4th quarter	0.630	0.500

2005
January	0.625	0.555
February	0.870	0.574
March	0.860	0.800
April	0.740	0.719
May	0.700	0.660
June	0.640	0.600

Source: Bloomberg

Price history of our stock on NASDAQ

Each APSA’s American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADSs Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the NASDAQ.

	U.S. dollar per ADS
	High	Low
2001
4th quarter	6.60	2.61

2002
1st quarter	4.24	1.69
2nd quarter	2.25	1.65
3rd quarter	2.15	1.50
4th quarter	3.10	2.10

2003
1st quarter	3.50	3.49
2nd quarter	3.99	3.50
3rd quarter	4.20	3.40
4th quarter	7.00	3.55

2004
1st quarter	7.10	5.04
2nd quarter	5.47	4.18
3rd quarter	5.83	3.75
4th quarter	8.60	5.60

2005
January	8.80	7.19
February	13.14	8.87
March	12.49	10.40
April	11.50	10.01
May	10.15	8.69
June	8.97	8.145

Source: Bloomberg

11. Company Plans for the coming fiscal year and commercial strategy

Under the administration of President Kirchner Argentina has continued along the path to growth and economic stability, although social cohesions has deteriorated. We are closely following developments in relation to the structural reforms that are still pending, and trust that the current government will have the will and the capacity to carry them out.

We believe that this is a favorable time to continue expanding our operations in the City of Buenos Aires, in Greater Buenos Aires and in all the provinces as well.

We have the privilege of being one of the few Argentine companies with a sound financial structure, a responsibility that obliges us to plan for the future. The situation is undoubtedly favorable, and the achieving of our objectives will require us to excel once again. Now is the time to plan and carry out the enormous number of new projects that we have in mind.

We are convinced that the efforts made so far have not been in vain. Day after day we observe the fruit of the strategic decisions taken in the past. We look forward with optimism because we foresee a suitable framework for the development of new businesses, which will in effect be our contribution to the consolidation of the Argentine economy.

Commercial strategy

We rely on three fundaments for our growth:

1 - The development of our tenants constitutes the present and future of our business. A significant portion of our efforts is devoted to providing better services through training, advisory services, conferences and seminars, encouraging a greater commitment by them to our Company.

2 - We plan for the development of each shopping center to take place individually, so that each one can become identified with its target customers. We aim to make each shopping center a place that reflects the likes and interests of our public. We seek to create an environment in which their various needs can be satisfied, achieving loyalty through better services.

3 - A commitment toward the surroundings and the community. Our Shopping Centers contribute actively toward the improvement and revaluation of the neighborhoods in which they are situated. We build venues that contribute to the urban development of the city and recover significant traditions.

During the coming year we plan to:

For the coming fiscal year we are planning to increase our cash flow, income, and asset value with the following strategies:

•	Develop new Shopping Centers in strategic markets with high potential for growth. In this respect, we plan to expand and gain foothold in the interior of the country, in particular in densely populated provinces.

•	Offer a broad range of commercial offerings, in line with the latest trends. We are aware of the fact that faced with a variety of offerings, people are very selective when choosing where to shop and spend part of their leisure time. Therefore, we wish to offer more: more activities, more promotions and more entertainment, with a focus on meeting the requirements of a demanding customer base.

•	Continue developing brand recognition and consumer loyalty for our Shopping Centers through events and other methods aimed at differentiating our Shopping Centers from those of our competitors.

•	Continue to develop our credit card business to facilitate purchases of goods and services at our Shopping Centers and enhance the offerings to other stores outside our shopping centers.

•	Continue enhancing the facilities devoted to entertainment, food and other amenities in order to promote longer and more frequent visits by our consumers.

•	Achieve a significant operating synergy, economies of scale and reduction of costs through consolidated management of our Shopping Centers.

•	Continue attracting tourists to our Shopping Centers.

•	Continue training our tenants in business areas trough seminars and conferences.

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of and for the year

ended June 30, 2005

compared with the previous fiscal year

Fiscal year No.115 beginning July 1, 2004

Expressed in Argentine Pesos (See Note 1 to the Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	60.69%

CAPITAL COMPOSITION (Note 4 to the financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	780,423,632	78,042,363	78,042,363

Eduardo S. Elsztain President acting

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2005 and 2004

	06.30.05 (Notes 1 and 3) Ps.	06.30.04 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	24,961,116	43,925,295
Investments (Note 4.b)	41,712,702	31,348,394
Accounts receivable, net (Note 4.d)	56,195,415	26,978,691
Other receivables and prepaid expenses (Note 4.e)	32,075,756	23,842,543
Inventory (Note 4.f)	888,118	780,323

Total Current Assets	155,833,107	126,875,246

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	7,698,839	2,749,405
Other receivables and prepaid expenses, net (Note 4.e)	11,402,424	38,914,765
Inventory, net (Note 4.f)	49,463,083	43,401,281
Fixed assets, net (Note 4.g)	981,266,154	895,140,242
Investments, net (Note 4.c)	20,064,809	20,608,826
Intangible assets, net (Note 4.h)	5,289,732	1,918,529

Subtotal Non-Current Assets	1,075,185,041	1,002,733,048

Goodwill, net (Note 4.i)	16,876,670	21,703,468

Total Non Current Assets	1,092,061,711	1,024,436,516

Total Assets	1,247,894,818	1,151,311,762

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	49,992,145	31,824,357
Short-term debt (Note 4.k)	56,417,505	95,587,742
Salaries and social security payable (Note 4.l)	8,443,939	5,743,776
Taxes payable (Note 4.m)	10,994,872	7,179,150
Customer advances (Note 4.n)	36,306,564	19,332,276
Related parties (Note 5)	3,760,530	8,432,719
Dividends payable (Note 5)	39,000	337,678
Other liabilities (Note 4.o)	10,575,022	5,638,796

Total Debts	176,529,577	174,076,494

Provisions (Note 4.p)	2,032,500	—

Total Current Liabilities	178,562,077	174,076,494

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	1,870,602	2,864,961
Long-term debt (Note 4.k)	175,139,901	145,064,875
Taxes payable (Note 4.m)	8,463,670	9,299,995
Customer advances (Note 4.n)	39,264,344	27,546,293
Related parties (Note 5)	1,732,200	—
Other liabilities (Note 4.o)	13,829,834	701,691

Total debts	240,300,551	185,477,815

Provisions (Note 4.p)	10,606,121	5,995,698

Total Non-Current Liabilities	250,906,672	191,473,513

Total Liabilities	429,468,749	365,550,007

Minority interest	27,418,496	15,388,057

SHAREHOLDERS´ EQUITY	791,007,573	770,373,698

Total Liabilities and Shareholders´ Equity	1,247,894,818	1,151,311,762

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain

President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	06.30.05 (Notes 1 and 3) Ps.	06.30.04 (Notes 1 and 3) Ps.
Revenues:
Leases and services	165,477,914	113,151,500
Credit card operations	64,557,977	30,034,394
Other	121,430	64,152

Total revenues	230,157,321	143,250,046

Costs:
Leases and services	(68,538,146)	(60,004,671)
Credit card operations	(23,101,868)	(11,965,062)
Other	(204,587)	(28,439)

Total costs	(91,844,601)	(71,998,172)

Gross profit (loss):
Leases and services	96,939,768	53,146,829
Credit card operations	41,456,109	18,069,332
Other	(83,157)	35,713

Total gross profit	138,312,720	71,251,874

Selling expenses	(24,606,570)	(9,826,839)
Administrative expenses	(32,043,086)	(20,720,934)
Net income in credit card trust	423,508	260,941

Subtotal	(56,226,148)	(30,286,832)

Operating income	82,086,572	40,965,042

Net loss on equity investments	(706,619)	(1,126,516)

Amortization of goodwill	(4,826,798)	(4,826,542)

Financial gain generated by assets:
Recovery of impairment of long-lived assets	13,093,117	26,908,076
Interest Income	4,776,876	4,892,383
Exchange differences	350,766	—
Interest income from related parties (Note 5)	5,328	31,611

Subtotal	18,226,087	31,832,070

Financial gain/loss generated by liabilities:
Gain from derivative instruments	5,222,271	11,238,451
Interest expense	(12,101,760)	(14,464,792)
Gain on early redemption of loans	2,204,857	784,560
Exchange differences, net	378,601	1,026,358
Interest and exchange differences with related parties (Note 5)	(11,041,384)	(23,024,062)
Loss on early redemption of senior notes	(213,228)	—
Tax interest	(264,244)	(67,804)

Subtotal	(15,814,887)	(24,507,289)

Financial results, net	2,411,200	7,324,781

Other expenses, net (Note 4.q.)	(8,047,725)	(6,629,767)

Income before taxes and minority interest	70,916,630	35,706,998

Income tax	(33,615,874)	(16,311,318)
Minority interest	(4,045,356)	(558,140)

Net income	33,255,400	18,837,540

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain

President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	06.30.05 (Notes 1 and 3) Ps.	06.30.04 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	68,296,467	28,287,319
Cash and cash equivalents as of the end of the year	49,714,480	68,296,467

Net (decrease) increase in cash and cash equivalents	(18,581,987)	40,009,148

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	33,255,400	18,837,540
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	(4,254,843)	5,829,797
• Gain on early redemption of loans	(1,853,639)	(784,560)
• Depreciation of fixed assets	58,264,956	54,099,081
• Recovery of impairment of long-lived assets	(13,093,117)	(26,908,076)
• Amortization of impairment of fixed assets	(599,480)	(1,606,941)
• Amortization of impairment of intangible assets	(123,161)	(69,262)
• Amortization of intangible assets	1,045,725	1,155,119
• Amortization of goodwill	4,826,798	4,826,542
• Other provisions	8,972,414	4,776,171
• Tax amnesty plan for gross sales tax	—	2,121,888
• Charge of provision for contingencies	2,022,505	2,174,327
• Charge (recovery) of allowance for doubtful accounts	3,595,168	(1,045,008)
• Net loss (income) in credit card trust	1,047,546	(78,336)
• Loss on early redemption of senior notes	213,228	—
• Net loss on equity investments	1,019,490	1,126,516
• Minority interest	4,045,356	558,140
• Income tax	33,615,874	16,311,318

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Increase in accounts receivable	(47,122,249)	(10,103,933)
• Increase in other receivables and prepaid expenses	(11,972,767)	(4,755,013)
• Increase in intangible assets	(2,173,882)	(598,651)
• Increase in inventory	(641,492)	(24,928)
• Increase in trade accounts payable	15,265,076	11,600,995
• Increase in customer advances	25,367,124	10,348,326
• Decrease in taxes payable	(6,693,227)	(7,043,413)
• Increase in salaries and social security payable	2,497,217	1,960,750
• Increase (decrease) in provision for contingencies	347,348	(105,754)
• Decrease in other liabilities	(7,089,728)	(4,999,828)
• Increase in due to related parties	2,100,558	187,000
• Decrease (increase) in accrued interest	(7,151,518)	538,576

Net cash provided by operating activities	94,732,680	78,328,383

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(50,920,993)	(20,397,126)
• Payment for acquisition of subsidiary company, net of cash acquired	(4,163,271)	—
• (Increase) decrease in investments	(6,024,728)	2,681,011

Net cash used in investing activities	(61,108,992)	(17,716,115)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(126,368,358)	(10,903,120)
• Payment of dividends	(17,895,663)	(10,000,000)
• Collected Swap	15,840,364	—
• Dividends paid by subsidiaries to minority shareholders	(523,678)	—
• Payments of loans received from related parties	(6,925,340)	—
• Proceeds from short-term debt	83,667,000	300,000

Net cash used in financing activities	(52,205,675)	(20,603,120)

Net (decrease) increase in cash and cash equivalents	(18,581,987)	40,009,148

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain

President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	06.30.05 Ps.	06.30.04 Ps.
Additional information
Cash paid during the year for:
– Interest	30,790,090	28,684,283
– Income tax	1,417,966	1,002,190

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	5,274,138	2,285,251
– Liquidation of interest in credit card receivables	3,348,278	209,543
– Increase in intangible assets through a decrease in fixed assets	2,126,183	—
– Increase in fixed assets through a decrease in intangible assets	—	30,890
– Increase in inventory through a decrease in intangible assets	18,332	—
– Increase in inventory through a decrease in fixed assets	3,311,599	15,414,281
– Increase in fixed assets through a decrease in other receivables	103,318	—
– Increase in fixed assets through a decrease in equity investments	596,076	—
– Retained interest in credit card receivables	13,976,125	11,103,478
– Increase in fixed assets through an increase in trade accounts payable	925,609	—

– Increase in trust debts securities through a decrease in credit card receivable	222,860	1,410,000

Eduardo S. Elsztain

President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	06.30.05 Ps.	06.30.04 Ps.
Acquisitions of subsidiary company:
Accounts receivable	1,489,784	—
Other receivables and prepaid expenses	10,400,665	—
Fixed assets	86,931,150	—
Intangible assets	12,034	—
Trade accounts payable	(982,744)	—
Customer advances	(3,325,215)	—
Short-term and long-term debt	(38,177,589)	—
Related parties	(3,133,200)	—
Salaries and social security payable	(202,946)	—
Taxes payable	(754,481)	—
Dividends payable (includes Ps. 75,000 payable to Alto Palermo S.A. (APSA))	(300,000)	—
Other liabilities	(16,181,683)	—
Provisions	(4,458,494)	—

Total net non-cash assets acquired	31,317,281	—

Cash and cash equivalents acquired	1,238,417	—

Total net assets acquired	32,555,698	—

Minority interest	(10,157,376)	—
Equity value before the acquisition	(6,153,024)	—
Less value of fixed assets acquired	(1,256,187)	—

Purchase price of acquired subsidiary company	14,989,111	—

Cash and cash equivalents acquired	(1,238,417)	—
Seller financing	(9,587,423)	—

	4,163,271	—

Eduardo S. Elsztain

President

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005 and 2004

NOTE 1:	PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or the Company has consolidated its Balance Sheets at June 30, 2005 and 2004 and the statements of income and cash flows for the fiscal years then ended line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 1:	(Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
	06.30.05	06.30.04
Emprendimiento Recoleta S.A.	51	51	06.30.05
Tarshop S.A.	80	80	06.30.05
Shopping Neuquén S.A.	94.623	94.623	06.30.05
Inversora del Puerto S.A.	99.9917	99.9917	06.30.05
Alto Research and Development S.A. (Formerly Alto Invest S.A.) (1)	—	100	06.30.05
Shopping Alto Palermo S.A.	99.9999	99.9999	06.30.05
Fibesa S.A.	99.9999	99.9999	06.30.05
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) (2)	85.40	18.90	06.30.05
Conil S.A.	50	—	06.30.05

(1)	Merged society on 05/31/05 taking effect as from 06/01/05.
(2)	The Company consolidates with Mendoza Plaza Shopping S.A. as from 10/01/04.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds were valued at net realizable value in force at year-end and time deposits valued at face value plus accrued interest.

b.2.	Interest in other companies

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes retained interests in transferred credit card receivables and Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A.

c.	Goodwill

It includes the acquisition value of Shopping Center “Alto Palermo Shopping”.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:
	06.30.05 Ps.	06.30.04 Ps.
Cash in local currency	1,877,650	636,754
Cash in foreign currency	1,839,228	1,870,807
Banks in local currency	6,436,660	10,489,099
Banks in foreign currency	12,702,123	29,579,918
Banks - saving accounts	2,105,455	1,348,717

Total cash and banks	24,961,116	43,925,295

b) Investments:

	06.30.05 Ps.	06.30.04 Ps.
Current
Mutual funds	18,714,676	24,371,172
Retained interests in transferred credit card receivables (i)	10,634,316	6,676,928
Time deposits in pesos	6,038,688	—
LEBACS bonds (i)	3,444,559	—
Mortgage bonds - Banco Hipotecario S.A. (i) (Note 5)	2,841,985	—
BONTE 2006 bonds (i)	38,478	33,975
Bocanoba bonds (i)	—	266,319

Total temporary investments	41,712,702	31,348,394

(i)	Not considered as cash equivalent for purpose of the consolidated statements of cash flows.

c) Investments, net:
	06.30.05 Ps.	06.30.04 Ps.
Non-current
Retained interests in transferred credit card receivables	19,033,594	12,000,681
E-Commerce Latina S.A.	808,355	1,435,039
Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) (i)	—	5,763,106
Trust debt securities	222,860	1,410,000

Total non-current investments, net	20,064,809	20,608,826

(i)	See Note 14 to the basic financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

d) Accounts receivable, net:

	06.30.05 Ps.	06.30.04 Ps.
Current
Leases and services receivables	15,652,309	9,278,338
Credit card receivables	28,859,463	13,722,227
Debtors under legal proceedings	21,752,565	23,068,116
Checks to be deposited	20,318,949	9,809,994
Pass-through expenses receivable	5,108,278	4,498,199
Notes receivable	1,517,963	457,286
Mortgage receivable – Torres Abasto	353,115	206,092
Less:
Allowance for doubtful accounts	(37,367,227)	(34,061,561)

Total	56,195,415	26,978,691

Non-current
Credit card receivables	7,898,673	1,833,753
Mortgage receivable – Torres Abasto	769,385	960,616
Less:
Allowance for doubtful accounts	(969,219)	(44,964)

Total	7,698,839	2,749,405

Total account receivables, net	63,894,254	29,728,096

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e) Other receivables and prepaid expenses, net:

	06.30.05 Ps.	06.30.04 Ps.
Current
Asset tax credits	15,442,360	581,442
Prepaid expenses	4,643,461	1,366,016
Credit Card trust guarantee fund	4,089,823	869,635
Related parties (Note 5)	2,172,003	546,825
Prepaid services	1,612,785	1,620,580
Prepaid gross sales tax	1,037,331	377,699
Other tax credits	978,871	398,955
Income tax, net	867,562	1,832,712
Other prepaid taxes	322,220	150,139
Guarantee deposits	275,340	449,699
Interest rate swap receivable	—	13,572,363
Interest receivable for swap guarantees	—	243,363
Shareholders receivable (Note 5)	—	963,388
Dividends receivable (Note 5)	—	75,000
Other	634,000	794,723

Total	32,075,756	23,842,543

Non-Current
Asset tax credits	202,087	32,161,130
Deferred income tax	7,752,542	5,382,248
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Credit Card trust guarantee fund	2,062,490	—
Prepaid gross sales tax	782,445	438,131
Prepaid expenses	315,250	363,754
VAT receivable	252,438	550,793
Guarantee deposits	14,235	—
Other	20,937	18,709

Total	11,402,424	38,914,765

Total other receivables and prepaid expenses, net	43,478,180	62,757,308

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

f) Inventory, net:

	06.30.05 Ps.	06.30.04 Ps.
Current
Torres de Abasto	517,599	555,153
Resale merchandise	301,695	138,107
Other	68,824	87,063

Total	888,118	780,323

Non-Current
Torres Rosario	19,274,596	15,414,281
Alcorta Plaza	18,048,447	17,545,000
Air space Supermercado Coto – Agüero 616	11,695,040	10,442,000
Avellaneda, land	445,000	—

Total	49,463,083	43,401,281

Total Inventory, net	50,351,201	44,181,604

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4 :	(Continued)

g) Fixed assets, net:

	06.30.05 Ps.	06.30.04 Ps.
Properties:
Shopping Centers:
Alto Palermo	210,822,252	229,117,302
Abasto	195,799,240	203,272,793
Patio Bullrich	115,343,975	121,070,913
Alto Avellaneda	98,749,548	107,333,347
Mendoza Plaza (Formerly Pérez Cuesta S.A.C.I.)	83,705,820	—
Alto Rosario	80,826,675	25,686,165
Paseo Alcorta	65,815,952	69,003,018
Alto NOA	30,883,349	29,588,587
Buenos Aires Design	20,935,251	23,380,572
Other properties	11,353,209	11,074,089
Caballito project	31,065,414	29,717,445
Neuquén project	9,987,019	9,982,715
Facilities	14,026,374	1,429,234
Furniture and fixture	4,728,898	1,806,852
Computer equipment	3,905,347	2,213,910
Leasehold improvements	1,429,132	1,117,959
Software	779,543	759,903
Vehicles	100,963	—
Work in progress:
Tarshop S.A.	749,820	—
Patio Bullrich	258,373	607,471
Rosario	—	21,048,630
Suppliers advances - Rosario	—	6,929,337

Total Fixed assets, net	981,266,154	895,140,242

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

h) Intangible assets, net:

	06.30.05 Ps.	06.30.04 Ps.
Pre-operating expenses	5,062,891	1,661,449
Trademarks	226,841	252,498
Expenses related to securitization of receivables	—	4,582

Total Intangible assets, net	5,289,732	1,918,529

i) Goodwill, net:

	06.30.05 Ps.	06.30.04 Ps.
- Fibesa S.A.	10,608,513	12,730,214
- Shopping Alto Palermo S.A.	5,541,397	8,004,240
- Tarshop S.A.	726,760	969,014

Total Goodwill, net	16,876,670	21,703,468

j) Trade accounts payable:

	06.30.05 Ps.	06.30.04 Ps.
Current
Suppliers	43,733,267	26,949,435
Accruals	5,209,859	3,866,561
Foreign suppliers	971,616	1,008,361
Other	77,403	—

Total	49,992,145	31,824,357

Non-current
Foreign suppliers	1,870,602	2,864,961

Total	1,870,602	2,864,961

Total Trade accounts payable	51,862,747	34,689,318

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

k) Short-term and long-term debt:

	06.30.05 Ps.	06.30.04 Ps.
Current
– Banks
Syndicated loan	25,000,000	—
Deutsche Bank loan	8,661,000	—
Bank Boston loan	1,800,000	—
Industrial de Azul loan	1,000,000	1,000,000
Bank Interests	1,631,407	7,397
Other	381,126	—

Subtotal	38,473,533	1,007,397

– Financial
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	6,133,192	8,676,455
Deferred financing costs	—	(1,276,417)
Seller financing – Shopping Neuquén S.A.	5,594,518	5,115,175
Accrued interest for Seller financing – Shopping Neuquén S.A.	826,765	665,990
Seller financing – Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.)	4,746,301	—
Mortgage loans (Note 7)	41,791	41,791
Notes (Ps. 85 millions)	—	49,621,000
Senior Notes ( APSA – SAPSA Ps. 120 million)	—	26,220,250
Other financial loans	—	5,516,101
Other	601,405	—

Subtotal	17,943,972	94,580,345

Total	56,417,505	95,587,742

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.05 Ps.	06.30.04 Ps.
Non current
– Banks
Syndicated loan	25,000,000	—
Deutsche Bank loan	8,661,000	—

Subtotal	33,661,000	—

– Financial
Unsecured convertible Notes (US$ 50 million) (Note 5)	136,500,911	145,135,483
Deferred financing costs	(51,563)	(70,608)
Seller financing - Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.)	5,029,553	—

Subtotal	141,478,901	145,064,875

Total	175,139,901	145,064,875

Total short-term and long-term debt	231,557,406	240,652,617

l) Salaries and social security payable:

	06.30.05 Ps.	06.30.04 Ps.
Provision for vacation and bonuses	5,423,491	3,344,538
Salaries payable	1,395,176	778,445
Social security payable	1,370,106	946,417
Other	255,166	674,376

Total salaries and social security payable	8,443,939	5,743,776

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

m) Taxes payable:

	06.30.05 Ps.	06.30.04 Ps.
Current
Income tax	3,198,346	998,313
VAT payable, net	3,871,201	1,793,323
Other tax withholdings	1,516,641	1,016,696
Gross sales tax provision	850,081	647,299
Provision for tax on personal assets of shareholders	233,221	—
Gross sales tax withholdings	273,000	220,037
Asset tax payable, net	416,326	2,350,850
Provision for property tax	215,754	—
Other taxes payable	194,301	13,740
Tax amnesty plan for gross sales tax payable	169,039	138,892
Other	56,962	—

Total	10,994,872	7,179,150

Non current
Deferred income tax	6,632,596	7,316,999
Tax amnesty plan for gross sales tax payable	1,831,074	1,982,996

Total	8,463,670	9,299,995

Total taxes payable	19,458,542	16,479,145

n) Customer advances:

	06.30.05 Ps.	06.30.04 Ps.
Current
Admission rights	18,041,169	11,495,390
Lease and pass-through expenses advances	17,198,875	7,789,084
Advance for the sale of Torres Rosario land	1,006,218	—
Guarantee deposits	60,302	47,802

Total	36,306,564	19,332,276

Non-current
Admission rights	26,060,797	17,443,691
Lease advances	13,150,283	10,046,226
Guarantee deposits	53,264	56,376

Total	39,264,344	27,546,293

Total customer advances	75,570,908	46,878,569

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

o) Other liabilities:

	06.30.05 Ps.	06.30.04 Ps.
Current
Provisions for directors fees (Note 5)	5,216,591	2,588,479
Advances to directors (Note 5)	(204,177)	(51,000)
Donations payable (Note 5)	3,960,000	2,460,000
Unearned income (Note 9)	109,934	—
Contributed leasehold improvements (Note 10)	525,525	212,220
Withholdings and guarantee deposits	428,709	—
Other	538,440	429,097

Total	10,575,022	5,638,796

Non-current
Unearned income (Note 9)	2,345,268	—
Contributed leasehold improvements (Note 10)	11,472,466	689,691
Directors´ guarantee deposits (Note 5)	12,000	12,000
Other	100	—

Total	13,829,834	701,691

Total Other liabilities	24,404,856	6,340,487

p) Provisions:

	06.30.05 Ps.	06.30.04 Ps.
Current:
Provisions for contingencies	2,032,500	—

Total	2,032,500	—

Non current:
Provisions for contingencies	10,606,121	5,995,698

Total	10,606,121	5,995,698

Total Provisions	12,638,621	5,995,698

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

q) Other expenses, net:

	06.30.05 Ps.	06.30.04 Ps.
Donations (Note 5)	(4,012,457)	(2,384,893)
Tax on personal assets of shareholders (Note 5)	(1,663,051)	(188,860)
Provision for contingencies, net	(2,022,505)	(2,174,327)
Tax amnesty plan for gross sales tax	—	(2,132,910)
Other	(349,712)	251,223

Total other expenses, net	(8,047,725)	(6,629,767)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 5	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

   The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2005 Ps.	06.30.2004 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	153,707	104,121
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(6,909,676)	(14,557,945)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(613,047)	(5,393,996)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,117,000)	(4,135,725)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(91,628,362)	(91,487,245)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(69,219)	(122,826)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Income	89,517	59,319	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	2,774	—	—	—
Goldman Sachs and Co.	Shareholder until December 2004	Current payable with related parties	—	—	—	(6,512)
Goldman Sachs and Co.	Shareholder until December 2004	Short-term debt	—	—	—	(409,370)
Goldman Sachs and Co.	Shareholder until December 2004	Long-term debt	—	—	—	(9,055,769)
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences	—	(1,381,633)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(5,282)	(2,424,070)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,007,041)	(1,998,936)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(44,668,911)	(44,218,882)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(4,035,186)	(7,015,548)	—	—
Other shareholders	Shareholder	Other expense, net – Tax on personal assets	(1,663,051)	(188,860)	—	—
Other shareholders	Shareholder	Other receivables - Current	—	—	—	963,388
	SUBSIDIARIES AND EQUITY INVESTEES
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Equity investee until September 2004	Dividends receivable	—	—	—	75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	19,406	16,986
E-Commerce Latina S.A.	Equity investee	Administration fees	6,000	6,000	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	139,374	59,250
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(187,936)	(175,721)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	42,000	42,000	—	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2005 Ps.	06.30.2004 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(84,718)	(14,505)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	10,227	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(394,538)	(159,713)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Interests and exchange differences	—	(23,672)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(161,118)	(160,793)
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(1,322,481)	—
Dolphin Fund PLC	Related	Other current receivables and prepaid expenses	—	—	—	4,898
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	232,153	175,133
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(39,099)	(87,359)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest Income	—	21,384	—	—
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	222,871	—	—	—
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(13,194)	(6,000)
Red alternativa S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	1,210
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(2,250)	(4,239)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(218,120)	(159,524)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(503,034)	(628,377)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables and prepaid expenses	—	—	826,676	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(214,084)	—
Metronec	Trashop S.A. Equity investee	Current payable with related parties	—	—	(125,791)	—
Loans to personnel	Employees	Other current receivables and prepaid expenses	—	—	320,529	160,435
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables and prepaid expenses	—	—	454,310	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(773,410)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	(1,732,200)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences	(78,837)	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Dividends payable	—	—	(39,000)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases	1,114,617	—	—	—
Directors	Directors	Short-term debt	—		(8,211)	(11,138)
Directors	Directors	Long-term debt	—	—	(182,736)	(246,390)
Directors	Directors	Interests and exchange differences	(15,870)	(37,591)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2005 Ps.	06.30.2004 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
Directors and management	Directors	Other current liabilities	—	—	(5,012,414)	(2,537,479)
Directors and management	Directors	Other current receivables and prepaid expenses	—	—	160	160
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(5,807,218)	(4,300,763)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(3,960,000)	(2,460,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Donations	(4,012,457)	(2,384,893)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	2,554	—	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—		2,841,985	—
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	1,040	—
Personnel	Employees	Short-term debt	—	—	—	(337)
Personnel	Employees	Long-term debt	—	—	—	(7,457)
Personnel	Employees	Interests and exchange differences	—	(1,138)	—	—
Grupo Bapro S.A.	Emprendimientos Recoleta´s shareholder	Dividends payable	—	—	—	(303,221)
Buenos Aires Equity Investment N.V.	Emprendimientos Recoleta´s shareholder	Dividends payable	—	—	—	(34,457)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(940)	(1,936)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(20,902)	(42,832)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences	(1,815)	(6,535)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 6:	SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 06.30.05 Ps.	Total as of 06.30.04 Ps.
Revenues	165,824,082	64,557,977	121,430	230,503,489	(346,168)	230,157,321	143,250,046
Costs	(68,538,146)	(24,474,324)	(204,587)	(93,217,057)	1,372,456	(91,844,601)	(71,998,172)

Total gross profit (loss) as of 06.30.05	97,285,936	40,083,653	(83,157)	137,286,432	1,026,288	138,312,720	—

Total gross profit as of 06.30.04	53,433,158	16,213,243	35,713	69,682,114	1,569,760	—	71,251,874

Expenses:
Selling expenses	(10,859,486)	(13,496,245)	(250,839)	(24,606,570)	—	(24,606,570)	(9,826,839)
Administrative expenses	(17,116,220)	(14,890,490)	(36,376)	(32,043,086)	—	(32,043,086)	(20,720,934)
Net income in credit card trust	—	423,508	—	423,508	—	423,508	260,941

Operating income (loss) 06.30.05	69,310,230	12,120,426	(370,372)	81,060,284	1,026,288	82,086,572	—

Operating income (loss) 06.30.04	35,742,193	3,774,233	(121,143)	39,395,283	1,569,759	—	40,965,042

Net loss in equity investments	(79,935)	—	(626,684)	(706,619)	—	(706,619)	(1,126,516)
Amortization of goodwill	(4,584,544)	(242,254)	—	(4,826,798)	—	(4,826,798)	(4,826,542)
Financial results, net	1,525,233	96,316	1,815,939	3,437,488	(1,026,288)	2,411,200	7,324,781
Other (expense) income, net	(8,049,632)	55,526	(53,619)	(8,047,725)	—	(8,047,725)	(6,629,767)

Net income before taxes and minority interest 06.30.05	58,121,352	12,030,014	765,264	70,916,630	—	70,916,630	—

Net income / (loss) before taxes and minority interest 06.30.04	31,841,610	4,497,520	(632,132)	35,706,998	—	—	35,706,998

Income tax	(28,874,276)	(4,864,295)	122,697	(33,615,874)	—	(33,615,874)	(16,311,318)
Minority interest	(2,563,762)	(1,481,594)	—	(4,045,356)	—	(4,045,356)	(558,140)

Net income 06.30.05	26,683,314	5,684,125	887,961	33,255,400	—	33,255,400	—

Net income (loss) 06.30.04	17,456,874	2,007,511	(626,845)	18,837,540	—	—	18,837,540

Depreciation and amortization 06.30.05	62,260,044	1,173,502	—	63,433,546	—	63,433,546

Depreciation and amortization 06.30.04	56,102,331	2,245,179	57,029	58,404,539	—	—	58,404,539

Additions of fixed assets 06.30.05	50,984,383	2,462,705	—	53,447,088	—	53,447,088

Additions of fixed assets 06.30.04	19,335,091	1,062,035	—	20,397,126	—	—	20,397,126

Non-current investments as of 06.30.05	—	—	808,355	808,355	—	808,355

Non-current investments as of 06.30.04	5,763,106	—	1,435,039	7,198,145	—	—	7,198,145

Operating assets as of 06.30.05	959,338,889	31,537,807	51,255,612	1,042,132,308	—	1,042,132,308

Operating assets as of 06.30.04	864,186,375	14,681,185	47,975,819	926,843,379	—	—	926,843,379

Non operating assets as of 06.30.05	167,880,436	42,889,870	1,382,121	212,152,427	(6,389,917)	205,762,510

Non operating assets as of 06.30.04	205,974,269	26,207,486	1,650,198	233,831,953	(9,363,570)	—	224,468,383

Total assets as of 06.30.05	1,127,219,325	74,427,677	52,637,733	1,254,284,735	(6,389,917)	1,247,894,818

Total assets as of 06.30.04	1,070,160,644	40,888,671	49,626,017	1,160,675,332	(9,363,570)	—	1,151,311,762

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business, E-commerce Latina S.A. equity investment and results generated from the creation, updating and exploitation of information services and corporate, commercial and economic training services.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 7:	RESTRICTED ASSETS

At June 30, 2005, Shopping Neuquén S.A. included Ps. 41,791 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

NOTE 9:	UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) entered into a contract with Riocruz S.C.S. (Tienda C&A), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926,200, which is being accrued over a period of the properly apreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. At the end of the period, the amount of unearned income totaled Ps. 2,455,202.

NOTE 10:	CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.), recognizing the related gain over the term of the contract. At closing the amount of Ps. 273,401 was pending of accrual.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 10:	(Continued)

In March 1996 Village Cinema S.A. inaugurated ten theatres in the multiplex cinema system, with an approximate surface of 4,100 s.q.m. This improvement of a building of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 11,034,909 was pending of accrual.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j).

NOTE 11:	NEUQUEN PROJECT

On July 6, 1999 the Company acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the commercial center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of June 30, 2005 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project included the building of a commercial center, a hypermarket, an hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance 5178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees 1437/2002 and 585/2003 that the Municipal Executive issued on a timely basis.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of June 30, 2005 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved and subject to the resolution of the administrative procedural action referred to above, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 the Company was acknowledged that 85.75% of the former shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

ALTO PALERMO S.A. (APSA)

Financial Statements

As of and for the fiscal years ended June 30, 2005 and 2004

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2005 and 2004

	06.30.05 (Notes 1 and 2) Ps.	06.30.04 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	4,873,625	24,234,399
Investments (Schedules D and I)	4,928,291	9,659,185
Accounts receivable, net (Note 3.b and Schedule I)	22,369,291	10,476,969
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	27,278,466	32,904,323
Inventory (Note 3.d and Schedule F)	795,032	703,616

Total Current Assets	60,244,705	77,978,492

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	769,385	960,616
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	683,893	24,400,525
Inventory, net (Note 3.d and Schedule F)	50,041,088	44,424,286
Fixed assets, net (Schedule A)	645,363,907	630,364,646
Investments, net (Schedule C)	362,513,080	296,386,995
Intangible assets, net (Schedule B)	4,143,106	806,810

Total Non-Current Assets	1,063,514,459	997,343,878

Total Assets	1,123,759,164	1,075,322,370

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	8,619,563	10,016,270
Short-term debt (Note 3.f and Schedules G and I)	52,394,571	73,159,184
Salaries and social security payable (Note 3.g and Schedule I)	4,733,770	3,020,093
Taxes payable (Note 3.h and Schedule I)	3,164,603	3,600,412
Customer advances (Note 3.i and Schedules G and I)	25,024,943	13,282,565
Related parties (Note 5 and Schedule I)	1,793,068	9,994,647
Other liabilities (Note 3.j and Schedule I)	7,755,505	4,051,657

Total Debts	103,486,023	117,124,828

Provisions (Note 3.k and Schedule E and I)	2,032,500	—

Total Current liabilities	105,518,523	117,124,828

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	1,870,602	2,864,961
Long-term debt (Note 3.f and Schedules G and I)	175,139,901	145,064,875
Taxes payable (Note 3.h and Schedule I)	8,169,995	9,299,994
Customer advances (Note 3.i and Schedule I)	30,233,703	23,896,625
Related parties (Note 5 and Schedule I)	6,473,040	—
Other liabilities (Note 3.j and Schedule I)	489,461	701,691

Total debts	222,376,702	181,828,146

Provisions (Note 3.k and Schedules E and I)	4,856,366	5,995,698

Total Non-Current Liabilities	227,233,068	187,823,844

Total Liabilities	332,751,591	304,948,672

SHAREHOLDERS´ EQUITY	791,007,573	770,373,698

Total Liabilities and Shareholders’ Equity	1,123,759,164	1,075,322,370

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain

President

ALTO PALERMO S.A. (APSA)

Statements of Income

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	06.30.05 (Notes 1 and 2) Ps.	06.30.04 (Notes 1 and 2) Ps.
Revenues:
Leases and services	101,647,343	73,144,685
Other	76,761	—

Total revenues	101,724,104	73,144,685

Costs:
Leases and services (Schedule H)	(41,309,083)	(35,434,682)
Other (Schedule F)	(77,077)	—

Total costs	(41,386,160)	(35,434,682)

Gross profit (loss):
Leases and services	60,338,260	37,710,003
Other	(316)	—

Total gross profit	60,337,944	37,710,003

Selling expenses (Schedule H)	(5,028,226)	(2,272,155)
Administrative expenses (Schedule H)	(12,142,514)	(8,599,144)

Total expenses	(17,170,740)	(10,871,299)

Operating income	43,167,204	26,838,704

Net income (loss) on equity investments (Note 6)	17,469,933	(2,948,074)

Financial gain generated by assets
Interest income from related parties (Note 5)	1,194,211	1,681,499
Interest income	3,204,426	3,296,820
Exchange differences, net	651,733	—
Recovery of impairment of long-lived assets	6,528,067	25,464,289

Subtotal	11,578,437	30,442,608

Financial (loss) gain generated by liabilities:
Exchange differences, net	(48,933)	708,100
Gain from derivative instruments	5,222,271	11,238,451
Interests and exchange differences with related parties (Note 5)	(11,121,300)	(23,324,163)
Loss on early redemption of senior notes	(87,137)	—
Interest expense	(8,091,643)	(10,411,595)

Subtotal	(14,126,742)	(21,789,207)

Financial results, net	(2,548,305)	8,653,401

Other expenses, net (Note 3.l)	(5,772,457)	(6,011,029)

Income before taxes	52,316,375	26,533,002

Income tax (Note 11)	(19,060,975)	(7,695,462)

Net income	33,255,400	18,837,540

Net basic earnings per share (Note 10)	0.0428	0.0263

Net diluted earnings per share (Note 10)	0.0183	0.0153

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain

President

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	Shareholders’ contributions				Appraisal revaluation reserve Ps.	Legal reserve (Note 16) Ps.	Accumulated retained earnings Ps.	Total as of June 30, 2005 Ps.	Total as of June 30, 2004 Ps.
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of the beginning of the year	72,768,225	84,620,909	522,805,043	680,194,177	3,952,571	8,050,591	78,176,359	770,373,698	759,250,907
Issuance of common stock	5,274,138	—	—	5,274,138	—	—	—	5,274,138	2,285,251
Increase in legal reserve approved by Ordinary Shareholders’ Meeting held on October 22, 2004	—	—	—	—	—	941,877	(941,877)	—	—
Cash dividends approved by Ordinary Shareholders’ Meeting held on October 22, 2004	—	—	—	—	—	—	(17,895,663)	(17,895,663)	(10,000,000)
Net income for the years	—	—	—	—	—	—	33,255,400	33,255,400	18,837,540

Balances as of June 30, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	92,594,219	791,007,573	—

Balances as of June 30, 2004	72,768,225	84,620,909	522,805,043	680,194,177	3,952,571	8,050,591	78,176,359	—	770,373,698

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain President
33

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	06.30.05 (Notes 1 and 2) Ps.	06.30.04 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	33,893,584	17,765,880
Cash and cash equivalents at the end of the year	9,801,916	33,893,584

Net (decrease) increase in cash and cash equivalents	(24,091,668)	16,127,704

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	33,255,400	18,837,540
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	(5,280,751)	3,446,025
• Amortization of impairment of fixed assets	(244,131)	(1,606,941)
• Amortization of impairment of intangible assets	(123,161)	(69,262)
• Recovery of impairment of long-lived assets	(6,528,067)	(25,464,289)
• Depreciation of fixed assets	33,119,637	31,020,356
• Amortization of intangible assets	1,015,824	383,496
• Charge (recovery) of allowance for doubtful accounts	762,973	(593,111)
• Provision for contingencies	1,129,297	2,174,327
• Net (income) loss on equity investments	(17,469,933)	2,948,074
• Loss on early redemption of senior notes	87,137	—
• Other provisions	6,637,413	3,416,171
• Tax amnesty plan for gross sales tax	—	2,121,888
• Income tax	19,060,975	7,695,462
Changes in certain assets and liabilities, net of non-cash:
• Increase in accounts receivable	(12,456,074)	(1,219,249)
• Increase in other receivables and prepaid expenses	(9,781,254)	(3,043,580)
• Increase in intangible assets	(2,121,108)	(598,651)
• Increase in inventory	(625,113)	(46,897)
• (Decrease) increase in trade accounts payable	(3,341,915)	1,467,929
• Increase in customer advances	18,079,456	6,795,080
• Increase in salaries and social security payable	1,691,325	665,806
• Decrease in taxes payable	(589,655)	(4,525,835)
• Decrease in other liabilities	(3,146,036)	(3,975,301)
• Decrease in provisions	(236,129)	(105,754)
• Increase in related parties	190,660	352,664
• (Decrease) increase in accrued interest	(276,069)	665,919

Net cash provided by operating activities	52,810,701	40,741,867

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(47,508,729)	(18,713,278)
• Contributions made to subsidiaries	(195,000)	(128,958)
• Acquisition and payment of credits from Mendoza Plaza Shopping S.A.	(36,058,302)	—
• Decrease in loans granted to related parties	2,600,000	1,500,000
• Dividends collected	2,932,932	—
• Payment for acquisition of subsidiary company (Mendoza Plaza Shopping S.A.)	(5,401,688)	—
• Payment for acquisition of subsidiary company and later merge, net of cash acquired (Alto Research and Development S.A.)	(163,034)	—

Net cash used in investing activities	(83,793,821)	(17,342,236)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from loans granted by related parties	—	2,728,073
• Payment of loans, rainted by related parties	(2,651,684)	—
• Payment of short-term and long-term debt	(74,348,471)	—
• Collected swap	15,840,364	—
• Payment of dividends	(13,815,757)	(10,000,000)
• Proceeds from short-term and long term debt	81,867,000	—

Net cash provided by (used in) financing activities	6,891,452	(7,271,927)

Net (decrease) increase in cash and cash equivalents	(24,091,668)	16,127,704

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain President
34

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

	06.30.05 Ps.	06.30.04 Ps.
Additional information
Cash paid during the years for:
– Interest	22,690,387	22,801,999

Non-cash activities:

– Conversion of unsecured convertible Notes into ordinary shares	5,274,138	2,285,251
– Increase in fixed assets through a decrease in intangible assets	—	30,890
– Offsetting of related parties debts and credits	3,404,587	3,254,960
– Dividends declared pending collection	—	590,976
– Increase in inventory through a decrease in fixed assets	3,311,599	15,414,281
– Increase in intangible assets through a decrease in fixed assets	2,126,183	—
– Increase in inventory through a decrease in intangible assets	18,332	—
– Payment of dividends through an increase in due from related parties	4,079,906	—
– Increase in fixed assets through a decrease in other receivables	103,318	—
– Receivable from sale of shares of Alto Research and Development S.A. (formerly Alto Invest S.A.)	—	192,136
– Increase in fixed assets through an increase in trade accounts payable	925,609	—

Eduardo S. Elsztain President
35

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2004 and 2003

and ended June 30, 2005 and 2004

Acquisition of subsidiary and later merge

	06.30.05 Ps.	06.30.04 Ps.
Alto Research and Development S.A.
Accounts receivable	7,990	—
Other receivables	1,651,145	—
Trade accounts payable	(25,240)	—
Related parties	(88,900)	—
Salaries and social securities	(22,352)	—
Taxes payable	(1,924)	—
Other debts	(240)	—

Total net non-cash assets acquired	1,520,479	—

Cash and cach equivalents acquired	4,837	—

Total net assets acquired	1,525,316	—

Equity value previous to the merge	(1,357,445)	—

Purchase price of subsidiary company	167,871	—

Cash and cash equivalents acquired	(4,837)	—

	163,034	—

Eduardo S. Elsztain President
36

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fisal years ended June 30, 2005 and 2004

(expressed in Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

2. Use of estimates

The preparation of these financial statements requires that management makes estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the years. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3. Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers´ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

3.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A. E-commerce Latina S.A. owns Altocity.com S.A. The main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.com S.A. under the equity method of accounting.

For the years ended June 30, 2005 and 2004, revenues of Altocity.com S.A. totaled Ps. 2,636,028 and Ps. 1,684,519, and net losses totaled Ps. 1,230,275 and Ps. 2,130,195, respectively.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at year end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. (Formerly Pérez S.A.C.I) over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the year.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

6. Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex and/or dwelling on the land located near Paseo Alcorta Shopping Center denominated “Alcorta Plaza” and a housing-building complex on the land located near Rosario Shopping Center.

7. Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. Also, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to December 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold. During the fiscal year ended on June 30, 2005 financial costs were capitalized for a total of Ps. 2.1 million.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at each fiscal year-end.

8. Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization and of the corresponding allowances for impairment of value. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the year.

9. Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. See Schedule C.

Amortization is shown in Note 6 and in “Net income (loss) on equity investments” in the Statements of Income.

10. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

11. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at year end.

12. Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13. Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14. Other receivables and liabilities

-	Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the year, where applicable.

-	Asset tax has been discounted considering the best estimate of the amount to be paid or collect, respectively.

-	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

15. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

16. Allowances and provisions

- For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company´s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the year are shown in Schedule E.

- For impairment of inventories, fixed assets, intangible assets and non-current investments in other companies: the Company has estimated the recovery values of its shopping centers at the end of each fiscal year on the basis of their economic use, determined by future discounted cash flow projections. Furthermore, in the case of fixed assets and inventories, recoverable values for comparable properties have been used.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these financial statements.

- For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the year are shown in Schedule E.

At the date of issuance of these financial statements, management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

17. Hedging instruments

The Company has used certain financial instruments to lower its financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions.

For details on the Company’s derivative instruments activity, see Note 9.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

18. Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

19. Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of each fiscal year. This tax complements income tax. The Company’s tax obligation in each year coincides with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

20. Shareholders’ equity

As mentioned in Note 2.1., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21. Results for the year

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

22. Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

23. Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

24. Vacation expenses

Vacation expenses are fully accrued in the year of service giving rise to the right to enjoy vacation.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	06.30.05 Ps.	06.30.04 Ps.
Cash in local currency	205,082	126,140
Cash in foreign currency (Schedule G)	289,249	672,315
Banks in local currency	373,746	2,674,654
Banks in foreign currency (Schedule G)	3,975,454	20,731,280
Banks - saving accounts	30,094	30,010

Total Cash and Banks	4,873,625	24,234,399

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

b) Accounts receivable, net:

	06.30.05 Ps.	06.30.04 Ps.
Current
Leases and services receivable	7,630,387	6,037,786
Checks to be deposited	12,547,699	6,250,373
Debtors under legal proceedings	15,885,674	18,506,100
Pass-through expenses receivable	2,968,805	2,166,399
Notes receivable	888,815	443,886
Mortgage receivable Torres Abasto	353,115	206,092
Credit card receivables	13	276
Less:
Allowance for doubtful accounts (Schedule E)	(17,905,217)	(23,133,943)

Total	22,369,291	10,476,969

Non-current
Mortgage receivable Torres Abasto	769,385	960,616

Total	769,385	960,616

Total Accounts receivable, net	23,138,676	11,437,585

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

c) Other receivables and prepaid expenses, net:

	06.30.05 Ps.	06.30.04 Ps.
Current
Asset tax credits	10,152,984	—
Related parties (Note 5)	9,966,822	11,064,094
Prepaid expenses	3,780,285	1,183,076
Prepaid services	1,334,674	1,347,924
Other tax credits	739,037	297,920
Prepaid gross sales tax	406,974	262,914
Income tax, net	340,123	1,823,627
Other prepaid tax	149,344	150,139
Guarantee deposits (i)	130,819	341,943
Dividends receivable (Note 5)	75,000	1,017,437
Interest rate swap receivable (Schedule G)	—	13,815,730
Shareholders’ receivable (Note 5)	—	963,388
Other	202,404	636,131

Total	27,278,466	32,904,323

(i)	Includes deposits which are restricted (see Note 7.a.).

	06.30.05 Ps.	06.30.04 Ps.
Non-current
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross sales tax	627,342	329,443
Related parties (Note 5)	36,018	—
Asset tax credits	—	24,052,451
Other	20,533	18,631

Total	683,893	24,400,525

Total Other receivables and prepaid expenses, net	27,962,359	57,304,848

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

d) Inventory, net:

	06.30.05 Ps.	06.30.04 Ps.
Current
Torres de Abasto	517,599	555,153
Resale merchandise	208,609	61,400
Other	68,824	87,063

Total	795,032	703,616

Non-current
Torres Rosario	19,274,596	15,414,281
Alcorta Plaza	19,071,452	18,568,005
Air space Supermercado Coto - Agüero 616	11,695,040	10,442,000

Total	50,041,088	44,424,286

Total Inventory, net	50,836,120	45,127,902

e) Trade accounts payable:

	06.30.05 Ps.	06.30.04 Ps.
Current
Suppliers	3,523,894	5,967,876
Accruals	4,124,053	3,040,033
Foreign suppliers (Schedule G)	971,616	1,008,361

Total	8,619,563	10,016,270

Non-current
Foreign suppliers (Schedule G)	1,870,602	2,864,961

Total	1,870,602	2,864,961

Total trade accounts payable	10,490,165	12,881,231

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

f) Short-term and long-term debt:

	06.30.05 Ps.	06.30.04 Ps.
Short-term debt
– Banks
Syndicated loan (v)	25,000,000	—
Deutsche Bank loan (i) (Schedule G)	8,661,000	—
Bank interest (Schedule G)	1,251,933	—

Subtotal	34,912,933	—

– Financial
Seller financing (ii) (Schedule G)	10,521,681	5,115,175
Accrued interest for seller financing (ii)	826,765	665,990
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (iii) (Note 5 and Schedule G)	6,133,192	8,420,308
Notes	—	59,609,666
Deferred financing costs (iv)	—	(651,955)

Subtotal	17,481,638	73,159,184

Total	52,394,571	73,159,184

Long-term debt
– Banks
Syndicated loan (v)	25,000,000	—
Deutsche Bank loan (i) (Schedule G)	8,661,000	—

Subtotal	33,661,000	—

– Financial
Unsecured convertible Notes (iii) (Note 5 and Schedule G)	136,500,911	145,135,483
Deferred financing costs (iv)	(51,563)	(70,608)
Seller financing (ii) (Schedule G)	5,029,553	—

Subtotal	141,478,901	145,064,875

Total	175,139,901	145,064,875

Total short-term and long-term debt	227,534,472	218,224,059

(i)	Corresponds to a US$ 11 million loan granted on March 4, 2005 with payments of principal and interest falling due as from April 4, 2005 of US$ 5 million and February 1, 2006 and August 1, 2006 of US$ 3 million each. The loan accrues annual interest equivalent to LIBOR plus 3.25%.

On April 4, 2005 the Company paid the first installment of principal plus interest.

(ii)	Includes:

a) Ps. 5,594,518 related to seller financing obtained in connection with the acquisition of Shopping Neuquén S.A. on July 6, 1999 (Ps. 3,265,010 of principal and Ps. 2,329,508 related to a reference stabilization index (CER)). Such loan accrues interest at six-month LIBOR. As of June 30, 2005 the six-month LIBOR was 3.7%.

b) Ps. 4,746,301 due September 29, 2005 and Ps. 5,029,553 due September 29, 2006 related to the acquisition of Mendoza Plaza Shopping S. A. (formerly Pérez Cuesta S.A.C.I.) See Note 14.

c) Ps. 180,862 related to the acquisition of 50% share of Conil S.A.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

(iii)	Corresponding to the issuance of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Unsecured Convertible Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note may be exchanged for 30.864 shares with a par value of Ps. 0.1. Unsecured convertible notes bear interest at an annual rate of 10% payable half-yearly and mature on July 19, 2006.

On July 19, 2005 the Company settled interest accrued during the last semester. The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iv)	Fees and expenses related to issuance of Unsecured Convertible Notes, which will be amortized over the term of their settlement. The rate is 25% per annum. Amortization for the year totaled Ps. 671,000.

(v)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007. Such loan will accrue interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On July 5, 2005 the first interest installment for this loan was payed.

g) Salaries and social security payable:

	06.30.05 Ps.	06.30.04 Ps.
Provision for vacation and other benefits	4,021,208	2,359,298
Social security payable	613,076	478,404
Other	99,486	182,391

Total salaries and social security payable	4,733,770	3,020,093

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

h) Taxes payable:

	06.30.05 Ps.	06.30.04 Ps.
Current
VAT payable, net	1,507,488	791,337
Gross sales tax provision	650,362	300,491
Asset tax payable, net	185,363	1,567,801
Provision for tax on personal assets of shareholders	233,221	—
Other tax withholdings	188,536	278,044
Gross sales tax withholdings	181,956	212,423
Tax amnesty plan for gross sales tax payable	151,921	138,892
Other taxes	65,756	—
Income tax	—	311,424

Total	3,164,603	3,600,412

Non-current
Deferred income tax (Note 11)	6,338,921	7,316,998
Tax amnesty plan for gross sales tax payable	1,831,074	1,982,996

Total	8,169,995	9,299,994

Total taxes payable	11,334,598	12,900,406

i) Customer advances:

	06.30.05 Ps.	06.30.04 Ps.
Current
Admission rights	11,713,898	7,669,220
Lease advances (i)	12,257,025	5,565,543
Advance for the sale of land (ii) (Schedule G)	1,006,218	—
Guarantee deposits	47,802	47,802

Total	25,024,943	13,282,565

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

	06.30.05 Ps.	06.30.04 Ps.
Non-current
Admission rights	18,684,400	13,820,786
Lease and pass-through expenses advances (i)	11,496,040	10,019,463
Guarantee deposits	53,263	56,376

Total	30,233,703	23,896,625

Total customer advances	55,258,646	37,179,190

(i)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 6,108,526 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2005 the six-month LIBOR was 3.7%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

(ii)	Corresponding to an advance payment of Euros 300,000 received by Villa Hermosa S.A. relating to a preliminary purchase/sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which the Company plans to build high-rise buildings for housing. The sales transaction is subject to conditions precedent. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A. and for its account.

j) Other liabilities:

	06.30.05 Ps.	06.30.04 Ps.
Current
Provision for directors fees (Note 5)	3,944,413	1,916,171
Advances to Directors (Note 5)	(107,000)	—
Donations payable (Note 5)	2,800,000	1,500,000
Withholdings and guarantee deposits	428,709	—
Contributed leasehold improvements (i)	212,220	212,220
Other	477,163	423,266

Total	7,755,505	4,051,657

Non-current
Contributed leasehold improvements (i)	477,461	689,691
Directors´ guarantee deposits (Note 5)	12,000	12,000

Total	489,461	701,691

Total Other liabilities	8,244,966	4,753,348

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2005 and 2004.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

k) Provisions:

	06.30.05 Ps.	06.30.04 Ps.
Current
Provision for contingencies (i) (Schedule E)	2,032,500	—

Total	2,032,500	—

Non Current
Provision for contingencies (i) (Schedule E)	4,856,366	5,995,698

Total	4,856,366	5,995,698

Total provisions	6,888,866	5,995,698

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other expenses, net:

	06.30.05 Ps.	06.30.04 Ps.
Donations (Note 5)	(2,848,913)	(1,569,895)
Tax on personal assets of shareholders (Note 5)	(1,663,051)	(188,860)
Provision for contingencies, net	(1,129,297)	(2,174,327)
Tax amnesty plan for gross sales tax	—	(2,132,910)
Other	(131,196)	54,963

Total other expenses, net	(5,772,457)	(6,011,029)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 4:	COMMON STOCK

As of June 30, 2005, the capital stock consisted of 780,423,632 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	10.29.87	12.29..1987
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	10.26..88	12.29.1988
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	10.25.89	02.05.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	08.31.95	03.15.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.29..96	05.15.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	03.10.98	10.21.1999
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders´ Meeting	08.06..99	Pending
Shares issued for cash	8,042,363	(*)		Pending

	78,042,363

(*)	Shares subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2005 Ps.	06.30.2004 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(529,258)	(2,614,945)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	153,707	88,435
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,117,000)	(4,135,725)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(91,628,362)	(91,487,245)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(6,731,635)	(14,250,155)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(69,219)	(122,826)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	89,517	59,319	—	—
Goldman Sachs and Co.	Shareholder until December 2004	Current payable with related parties	—	—	—	(6,512)
Goldman Sachs and Co.	Shareholder until December 2004	Short-term debt	—	—	—	(409,370)
Goldman Sachs and Co.	Shareholder until December 2004	Long-term debt	—	—	—	(9,055,769)
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences	—	(1,381,631)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(5,282)	(1,020,662)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,007,041)	(1,998,936)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(44,668,911)	(44,218,882)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(3,945,067)	(6,859,753)	—	—
General shareholders	Shareholder	Other income and expenses, net	(1,663,051)	(188,860)	—	—
General shareholders	Shareholder	Other current receivables	—	—	—	963,388
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	310,233	251,587	—	—
Tarshop S.A.	Subsidiary	Interest income	1,026,287	1,569,760	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	6,383,268	9,343,998
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Dividends receivable	—	—	75,000	75,000
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Other current receivables and prepaid expenses	—	—	365,491	—
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Interest income	155,320	—	—	—
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Current payable with related parties	—	—	(25,338)	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	517,963	222,004
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	(79,802)	—
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(2,024)	(8,799)
Emprendimiento Recoleta S.A.	Subsidiary	Interest income	—	101,512	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	144,000	144,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	—	351,461
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences	(2,290)	(58,550)	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	120,000	120,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	116,237	161,670
Fibesa S.A.	Subsidiary	Other non-current receivables and prepaid expenses	—	—	36,018	—
Fibesa S.A.	Subsidiary	Interest income	12,604	—	—	—
Fibesa S.A.	Subsidiary	Interest and exchange differences	—	(122,991)	—	—
Fibesa S.A.	Subsidiary	Dividends receivable	—	—	—	590,976
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	17,406	14,986
E-Commerce Latina S.A.	Equity investee	Administration fees – Leases and services	6,000	6,000	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	139,374	55,922
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(152,426)	(159,822)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

5. (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2005 Ps.	06.30.2004 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	42,000	42,000	—	—
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary until May 2005	Current payable with related parties	—	—	—	(74,361)
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary until May 2005	Other current receivables and prepaid expenses	—	—	—	4,938
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary until May 2005	Interest and exchange differences	(1,154)	(11,284)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,785,685	929,947
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences	(423,469)	(594,535)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(746,476)	(5,789,803)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(6,393,238)	—
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	60
	OTHER RELATED PARTIES
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	232,153	106,553
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(39,099)	(87,359)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	222,871	—	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(27,142)	(9,352)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	10,227	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(289,180)	(104,283)	—	—
Dolphin Fund PLC	Related	Other current receivables and prepaid expenses	—	—	—	4,898
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(2,250)	(3,494)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(158,773)	(108,540)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees - Leases and services	(337,529)	(345,019)	—	—
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(6,000)
Red Alternativa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	1,210
Directors	Directors	Other current liabilities	—	—	(3,837,413)	(1,916,171)
Directors	Directors	Short-term debt	—	—	(8,211)	(11,138)
Directors	Directors	Long-term debt	—	—	(182,736)	(246,390)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences	(15,870)	(37,591)	—	—
Directors	Directors	Directors fees	(3,944,413)	(1,916,171)	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	160
Loans to the personnel	Personnel	Other current receivables and prepaid expenses	—	—	229,630	104,681
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,800,000)	(1,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Donations payable	(2,848,913)	(1,569,893)	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,040	—
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(940)	(1,936)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(20,902)	(42,832)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences	(1,815)	(6,535)	—	—
Personnel	Employees	Short-term debt	—	—	—	(337)
Personnel	Employees	Long-term debt	—	—	—	(7,457)
Personnel	Employees	Interest and exchange differences	—	(1,138)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 6:	NET INCOME (LOSS) 0N EQUITY INVESTMENTS

The breakdown of the net income (loss) on equity investments is the following:

	06.30.05 Ps.	06.30.04 Ps.
Income (loss) on equity investments	13,635,842	(2,554,419)
Amortization of goodwill and higher investment value	(2,418,086)	(2,363,856)
Recovery of impairment of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) and Shopping Neuquén S.A. higher investment value	6,565,049	2,039,857
Loss due to changes in equity interests	(312,872)	(69,656)

	17,469,933	(2,948,074)

NOTE 7:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At June 30, 2005, in other current receivables and prepaid expenses caption, the Company has deposits amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At June 30, 2005, there was Ps. 14,788,923 in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A.

NOTE 8:	MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on December 31, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

c)	The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 9:	DERIVATIVE INSTRUMENTS

The Company has used various hedge instruments, primarily interest rate swaps contracts, as a complement to lower its financing costs. The counter parties to these instruments generally were major financial institutions. The Company does not hold or issued derivative instruments for trading purposes. In entering into these contracts, the Company assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts.

Interest rate swap

In order to minimize its financing costs, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity until April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As of March 31, 2005 the settlement cost of the swap agreement was US$ 44.98 million (liability). This balance was fully settled on April 1, 2005 through the use of the guarantee deposit of US$ 50.49 million; the Company collecting the US$ 5.51 million difference in cash. During the fiscal years ended June 30, 2005 and 2004, the Company recognized gains of Ps. 5.22 million and Ps. 11.24 million, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the year.

	06.30.05 Ps.	06.30.04 Ps.
Weighted-average outstanding shares	77,701,778	71,643,600
Weighted-average diluted ordinary shares	214,202,689	216,779,082

Below is a reconciliation between net income for the years and the net income used as basis for calculation of the basic and diluted earnings per share.

	06.30.05 Ps.	06.30.04 Ps.
Net Income for calculation of basic earnings per share	33,255,400	18,837,540
Interest	12,217,475	14,283,721
Exchange difference	(2,999,252)	7,857,459
Income tax	(3,226,378)	(7,749,413)

Net Income for calculation of diluted earnings per share	39,427,245	33,229,307

Net basic earnings per share	0.0428	0.0263
Net diluted earnings per share	0.0183	0.0153

NOTE 11:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Incorporated by merge (1) Ps.	Changes for the year Ps.	Balances at year-end Ps.
Deferred tax assets and liabilities
Cash and banks	(234,609)	—	300,590	65,981
Accounts receivables	1,828,326	—	(1,041,392)	786,934
Other receivables and prepaid expenses	(70,455)	215	(263,500)	(333,740)
Inventories	(147,061)	—	(3,227)	(150,288)
Short-term and long-term debt	(122,491)	—	99,915	(22,576)
Salaries and social security payable	42,723	3,950	1,195,345	1,242,018
Other liabilities	525,000	—	455,000	980,000
Fixed assets	(10,394,036)	—	(163,294)	(10,557,330)
Intangible assets	(317,889)	—	81,866	(236,023)
Provisions for contingencies	1,573,494	—	312,609	1,886,103
Tax loss carry-forward	—	1,260,442	(1,260,442)	—

Total net deferred tax liabilities	(7,316,998)	1,264,607	(286,530)	(6,338,921)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 11:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes for the years ended June 30, 2005 and 2004, respectively:

Items	06.30.05 Ps.		06.30.04 Ps.
Net Income for the years (before income tax)		52,316,375	26,533,002
Current income tax rate		35%	35%

Income for the years at the tax rate		18,310,731	9,286,551
Permanent differences at the tax rate:
Restatement into constant currency (3)		1,641,947	1,125,157
Balance of tax returns for 2004 and 2003, respectively		857,075	(1,269,869)
Amortization of higher investment value		919,771	824,609
Amortization of goodwill		376,395	413,867
Amortization of intangible assets		8,148	8,531
Donations		28,253	454
Loss on equity investments		(3,522,593)	(3,881,119)
Tax on personal assets of shareholders		582,068	66,101
Other		(140,820)	1,121,180

Total income tax charge for the year	(2)	19,060,975	7,695,462

(1)	Includes balance ended May 31, 2005 of the merged Company denominated Alto Research and Development S.A.
(2)	Includes Ps. 286,530 related to deferred income tax and Ps. 18,774,445 related to current tax.
(3)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 12:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 13:	ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50,000,000 , with a face value of Ps. 0.10 each.

After the end of the year granted to exercise the accretion right, the unsecured convertible Notes for US$ 50,000,000 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At June 30, 2005 holders of Unsecured Convertible Notes in ordinary shares of the Company, had exercised their right to convert them for a total of US$ 2.72 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in note 4.

At June 30, 2005 Unsecured Convertible Notes amounted to US$ 47.28 million.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 14:	ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING

On September 29, 2004, the Company entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance will be paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006.

Through this acquisition, the Company became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a special shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

At March 31, 2005 it has been signed the indenture formalizing the amendment of the by-laws, and has been approved by the enforcement agencies.

Simultaneously with the purchase-sale of the shares of Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.), the Company entered into the following contracts:

- Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; the debtor failed to comply with its payment obligations.

The loans are secured by the assigning in guarantee of rental payments to be made Falabella S.A. to Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.).

- The documentation was notarized on March 30, 2005 by which the Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired a credit for US$ 8.5 million.

- Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Pérez Cuesta S.A.C.I. amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assigning in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 14:	(Continued)

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) for the same value as originally agreed and on the same day Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) exercised the option, paying Ps. 6.1 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

- Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1. Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2. Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3. In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4. Inversiones Falabella Argentina S.A. have an irrevocable right to sell its shares in Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

The Extraordinary Shareholders´ Meeting of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) was held on May 31, 2005, in which the following issues were unanimously decided:

–	Approve a due bill agreement that Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) had with the Company in a total amount of Ps. 36,058,302 resulting from the payments of the above-mentioned agreements.

–	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

–	Approve the capitalization of the irrevocable contributions account for Ps. 36,058,302. Through such capitalization of irrevocable contributions, the Company holds 85.40% of the shareholding of Mendoza Plaza Shopping.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 15:	OPENING OF ALTO ROSARIO SHOPPING

On November 9, 2004 the Company opened a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe. The shopping center includes 141 stores, a supermarket and 14 theaters with cutting edge technology. On June 1, 2005 14 cinemas were inaugurated.

NOTE 16:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, 5% of the net income of the year must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 17:	SUBSEQUENT EVENTS

The Company together with Argentimo S.A. and Constructora San José Argentina S.A. have entered into a standard agreement by which the bases and guidelines are established on which they will all carry forward a negotiating process in order to project, register, organize, construct and develop a commercial center and an apartment building and/or office building.

In the context of the contract referred to above, the Company opened an escrow account in the Deutsche Bank (Escrow Agent) in favor of Argentimo S.A. in an amount of US$ 3 million, which will remain deposited until a series of requirements of the project are complied with, and which will be computed as payment to account of the transaction on a timely basis.

If towards the ending of negotiating terms, the Parties have not entered into all the final agreements, notwithstanding the reason, the Escrow Agent should return to the Company the amount of the escrow added the respective interest, without generating any right whatsoever in favor of Argentimo S.A.

The negotiation terms and conditions of the Final Agreement will terminate on December 6, 2005, unless all the Parties would decide to postpone such date by means of executing a specific agreement.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the fiscal years ended June 30, 2005 and 2004

Schedule A

	Original value				Depreciation
								For the year
Items	Value as of beginning of year Ps.	Increases Ps.	Transfers Ps.	Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Rate %		Amount (1) Ps.	Decreases Ps.	Increases and transfers Ps.	Accumulated as of end of the year Ps.	Impairment (2) Ps.	Net carrying value as of June 30, 2005 Ps.	Net carrying value as of June 30, 2004 Ps.
Properties:
Shopping centers:
- Abasto	251,568,361	254,111	—	251,822,472	48,295,568	(	*)	7,727,664	—	—	56,023,232	—	195,799,240	203,272,793
- Alto Avellaneda	176,579,716	223,940	—	176,803,656	69,246,369	(	*)	8,807,739	—	—	78,054,108	—	98,749,548	107,333,347
- Paseo Alcorta	104,821,915	729,173	—	105,551,088	35,818,897	(	*)	3,916,239	—	—	39,735,136	—	65,815,952	69,003,018
- Patio Bullrich	158,519,496	102,942	853,576	159,476,014	37,448,583	(	*)	6,683,456	—	—	44,132,039	—	115,343,975	121,070,913
- Alto Noa	43,012,105	58,787	—	43,070,892	10,201,082	(	*)	1,986,461	—	—	12,187,543	—	30,883,349	29,588,587
- Alto Rosario	25,686,165	2,077,824	57,662,294	85,426,283	—	—		1,191,475	—	—	1,191,475	(3,408,133)	80,826,675	25,686,165
Caballito plots of land	36,548,156	—	—	36,548,156	—	—			—	—	—	(5,482,742)	31,065,414	29,717,445
Other	12,152,843	—	—	12,152,843	710,801	(	*)	88,833	—	—	799,634	—	11,353,209	11,074,089
Leasehold improvements	3,482,650	508,848	(12,822)	3,978,676	2,784,735	(	*)	197,808	—	—	2,982,543	—	996,133	697,915
Facilities	1,877,201	6,683,195	448,286	9,008,682	676,152	10		640,550	—	19,764	1,336,466	—	7,672,216	1,201,049
Furniture and fixtures	5,095,579	3,671,224	31,945	8,798,748	3,839,218	10		665,764	—	162,170	4,667,152	—	4,131,596	1,256,361
Vehicles	79,729	126,204	—	205,933	79,729	33		25,241	—	—	104,970	—	100,963	—
Computer equipment	10,277,583	1,883,394	(7,501)	12,153,476	8,863,854	33		949,912	—	369,986	10,183,752	—	1,969,724	1,413,729
Software	3,184,778	784,243	—	3,969,021	2,720,981	20		238,495	—	612,005	3,571,481	—	397,540	463,797
Work in progress:
- Rosario	24,537,429	31,839,408	(56,376,837)	—	—	—			—	—	—	—	—	21,048,630
- Suppliers advances-Rosario	6,929,337	150,492	(7,079,829)	—	—	—			—	—	—	—	—	6,929,337
- Patio Bullrich	607,471	504,478	(853,576)	258,373	—	—			—	—	—	—	258,373	607,471
Other	1,572			1,572	1,572	—			—	—	1,572	—	—	—

Total as of June 30, 2005	864,962,086	(5)49,598,263	(4) (5,334,464)	909,225,885	220,687,541	—		33,119,637	—	(5)1,163,925	254,971,103	(8,890,875)	645,363,907	—

Total as of June 30, 2004	861,677,811	18,713,278	(3)(15,429,003)	864,962,086	189,712,797	—		31,020,356	(45,612)	—	220,687,541	(13,909,899)	—	630,364,646

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 197,808 for the year 2005 y Ps.127,391 for the year 2004 which is expensed.
(2)	Net of the amortization of the year 2005 of Ps. 244,131 and 2004 of 1,606,941. See Schedule E.
(3)	Includes Ps. 30,890 reclassified from intangible assets and Ps. 15,414,281 reclassified to inventory.
(4)	Includes Ps. 2,126,183 reclassified to intangible assets, Ps. 3,311,599 reclassified to inventory and Ps. 103,318 reclassified from other current receivables and prepaid expenses.
(5)	Includes Ps. 1,163,925 incorporated by merger of Alto Research and Development S.A.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the fiscal years ended June 30, 2005 and 2004

Schedule B

	Original value						Amortization
											For the year
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.		Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Decreases Ps	Increases and transfers Ps		Rate %	Amount Ps. (1)	Accumulated as of end of the year Ps.	Impairment (3) Ps.	Net carrying value as of June 30, 2005 Ps.	Net carrying value as of June 30, 2004 Ps.
Trademarks	494,546	—	—		—	494,546	233,778	—		—	10	49,445	283,223	—	211,323	239,049
Pre-operating expenses:
- Caballito	1,234,879	148,181	—		—	1,383,060	—	—		—	—	—	—	(1,052,322)	330,738	182,557
- Rosario Project	841,692	1,970,345	—		1,536,668	4,348,705	—	—		—	33,33	966,379	966,379	(355,046)	3,027,280	385,204
- Torres Rosario Project	—	2,582	—		571,183	573,765	—	—		—	—	—	—	—	573,765	—
- Alto Shopping	—	951,336	—		—	951,336				951,336	—	—	951,336	—	—	—

Total as of June 30, 2005	2,571,117	3,072,444	—	(4)	2,107,851	7,751,412	233,778	—	(5)	951,336	—	1,015,824	2,200,938	(1,407,368)	4,143,106	—

Total as of June 30, 2004	22,511,108	598,651	(20,507,752)	(2)	(30,890)	2,571,117	20,358,034	(20,507,752)		—	—	383,496	233,778	(1,530,529)	—	806,810

(1)	The amortization charge for the fiscal year is disclosed in Schedule H.
(2)	Reclassified to fixed assets.
(3)	Net of the amortization of the year 2005 of Ps. 123,161 and the year 2004 of Ps. 69,262. See Schedule E.
(4)	Includes Ps. 2,126,183 reclassified from fixed assets and Ps. 18,332 reclassified to inventory.
(5)	Includes Ps. 951,336 incorporated by merge of Alto Research and Development S.A.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of June 30, 2005 and 2004

Schedule C

						Issuer’s information
						Last financial statement
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.2005 Ps.	Value recorded as of 06.30.2004 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the year Ps.	Share holders´ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	59,961,672	5,167,031	Real estate investments	Av. Acceso Este 3280 -Mendoza	06.30.05	28,256,870	6,815,243	84,095,813	85,40%
Mendoza Plaza Shopping S.A.-Higher investment value			5,492,007	596,075
Tarshop S.A. - Equity value			10,989,597	5,063,224	Credit card	Lavalle 1290 -7º Floor - Bs.As.	06.30.05	5,000,000	7,407,972	14,286,572	80%
Tarshop S.A. - Irrevocable contributions	1	4,000,000	439,636	439,636
Tarshop S.A. - Goodwill			726,761	969,014
Emprendimiento Recoleta S.A. - Equity value (2)	1	6,765,150	14,788,923	14,407,950	Building	Av. Pueyrredón 2501 - Bs. As.	06.30.05	13,265,000	747,004	28,997,887	51%
Shopping Neuquén S.A. - Equity value			1,034,489	1,638,798	Development of	Rivadavia 86 3º Floor Of. 9-	06.30.05	2,200,000	(672,753)	6,113,347	94,623%
Shopping Neuquén S.A. - Higher investment value (1)	1	2,081,706	4,828,974	4,824,670	Undertakings	Neuquén
Shopping Neuquén S.A. - Irrevocable contributions			4,978,112	4,783,112
Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(888,335)	Real estate investments	Florida 537 - 18º Floor - Bs. As.	06.30.05	12,000		134,597	99,9917%
Shopping Alto Palermo S.A - Equity value	1	123,454,615	243,711,330	180,679,777	Real estate investment	Moreno 877 22º Floor - Bs. As.	06.30.05	123,454,617	2,810,201	243,711,333	99,9999%
Shopping Alto Palermo S.A. - Irrevocable contributions			—	60,221,352	and development
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Equity value	1	1,667,000	—	(1,567,796)	Corporate, commercial and economic information and training services	25 de Mayo 359 12º Floor - Bs. As.	06.30.05	—	—	—	—
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Irrevocable contributions			—	3,131,942
E-Commerce Latina S.A. - Equity value	1	12,000	(10,182,555)	(9,555,871)	Holding	Florida 537 - 18º Floor Bs. As.	06.30.05	24,000	(1,253,367)	1,616,708	50%
E-Commerce Latina S.A. - Irrevocable contributions			10,990,910	10,990,910
Fibesa S.A. - Equity value	0.00000001	999,900	4,642,581	2,755,292	Agent	Moreno 877 22º Floor - Bs. As.	06.30.05	0,01	3,878,172	4,643,045	99,99%
Fibesa S.A. - Goodwill			10,608,512	12,730,214
Conil S.A. - Equity value	1	6,000	390,466	—	Real estate investments	Lavalle 1290 7° P - Bs. As.	06.30.06	12,000	(65,679)	780,934	50%

Total			362,513,080	296,386,995

(1)	Includes an impairment of Ps. 2,178,816. See Schedule E.
(2)	Includes restricted shares. See Note 7.b

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheets as of June 30, 2005 and 2004

Schedule D

Items	Value as of 06.30.2005 Ps.	Value as of 06.30.2004 Ps.
Current
Mutual Funds	4,928,291	9,659,185

Total	4,928,291	9,659,185

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the year ended June 30, 2005 and 2004

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases Ps.		Carrying value as of June 30, 2005 Ps.		Carrying value as of June 30, 2004 Ps.
Deducted from assets:
Allowance for doubtful accounts	23,133,943	(1)	762,973	(2)	(5,991,699)		17,905,217	23,133,943
Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275	2,208,275
Impairment of non-current inventory	3,201,579		—	(4)	(1,753,174)		1,448,405	3,201,579
Impairment of fixed assets	13,909,899		—		(5,019,024)	(3)	8,890,875	13,909,899
Impairment of intangible assets	1,530,529		—		(123,161)	(5)	1,407,368	1,530,529
Impairment of non-current investments	9,080,510		—		(6,901,694)	(6)	2,178,816	9,080,510
Included in liabilities:
Provision for current contingencies	—		2,032,500		—		2,032,500	—
Provision for non current contingencies	5,995,698	(7)	1,129,297		(2,268,629)		4,856,366	5,995,698

Total as of June 30, 2005	59,060,433		3,924,770		(22,057,381)		40,927,822	—

Total as of June 30, 2004	93,612,222		2,174,327		(36,726,116)		—	59,060,433

(1)	Set forth in Schedule H.
(2)	Related to off sets and condonations.
(3)	Set forth in Schedule A.
(4)	Set forth in Schedule F.
(5)	Set forth in Schedule B.
(6)	Set forth in Schedule C.
(7)	Set forth in Note 3.l.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the years

ended June 30, 2005 and 2004

Schedule F

	06.30.05 Ps.	06.30.04 Ps.
Cost of leases and services
Expenses (Schedule H)	41,309,083	35,434,682

Cost of leases and services	41,309,083	35,434,682

Cost of other
Stock as of beginning of year (1)	45,127,902	26,713,532
Purchases of the year	2,050,424	46,897
Devaluation of merchandise (2)	1,753,174	2,953,192
Transfers (3)	1,981,697	15,414,281
Stock as of end of the period (Note 3.d)	(50,836,120)	(45,127,902)

Cost of other	77,077	—

(1)	Includes Ps. 3,201,579 of impairment of non-current inventory allocated in Schedule E.
(2)	Allocated in Schedule E
(3)	Includes Ps. 1,348,234 corresponding to transfers of the cost of marketing merchandise shown in Note 3.b), Ps. 3,311,599 corresponding to transfer of works in progress from fixed assets and Ps. 18,332 corresponding to transfer of pre-operating expenses from intangible assets

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2005 and 2004

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of June 30, 2005 Ps. (1)	Total as of June 30, 2004 Ps.
Assets
Current Assets
Cash and banks	US$	1,127,031	2.847	3,208,657	21,403,595
Cash and banks	Euros	307,017	3.4397	1,056,046	—
Other receivables and prepaid expenses	US$	—	—	—	13,815,730

Total		1,434,048		4,264,703	35,219,325

Total Assets as of June 30, 2005		1,434,048		4,264,703	—

Total Assets as of June 30, 2004		12,006,782		—	35,219,325

Liabilities
Current Liabilities
Trade accounts payable	US$	336,549	2.887	971,616	1,008,361
Advance to customers	Euros	300,000	3.4884	1,046,520	—
Short-term debt	US$	6,880,737	2.887	19,864,688	6,560,919

Total		7,517,286		21,882,824	7,569,280

Non-current Liabilities
Trade accounts payable	US$	647,940	2.887	1,870,602	2,864,961
Long-term debt	US$	52,023,368	2.887	150,191,463	145,135,483

Total		52,671,308		152,062,065	148,000,444

Total Liabilities as of June 30, 2005		60,188,594		173,944,889	—

Total Liabilities as of June 30, 2004		52,592,875		—	155,569,724

(1)	Exchange rates at the end of the fiscal year according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the fiscal years

ended June 30, 2005 and 2004

Schedule H

			Expenses
Items	Total as of June 30, 2005 Ps.	Cost of leases and services Ps.	Administrative Ps.	Selling Ps.	Total as of June 30, 2004 Ps.
Depreciation and amortization	33,570,361	33,570,361	—	—	29,600,258
Taxes, rates, contributions and services	6,045,906	23,662	2,291,856	3,730,388	4,582,264
Condominium expenses	5,534,807	5,534,807	—	—	3,610,530
Fees and payments for services	1,869,296	—	1,869,296	—	2,040,404
Parking	1,956,866	1,956,866	—	—	1,977,826
Fees for Directors	3,944,413	—	3,944,413	—	1,916,171
Salaries and bonuses	2,322,684	—	2,322,684	—	1,227,560
Insurance	298,522	—	298,522	—	449,335
Bank charges	52,870	—	52,870	—	257,474
Stationery	76,888	—	76,888	—	180,225
Maintenance and repairs	286,570	129,185	157,385	—	158,812
Regulatory Authority expenses	137,642	—	137,642	—	150,951
Personnel	164,547	—	164,547	—	125,543
Social security taxes	282,553	—	282,553	—	127,140
Rental	146,668	94,202	52,466	—	88,468
Advertising	6,860	—	—	6,860	17,917
Freight and transportation	142,194	—	142,194	—	70,182
Allowance for doubtful accounts	762,973	—	—	762,973	(593,111)
Other	877,203	—	349,198	528,005	318,032

Total as of June 30, 2005	58,479,823	41,309,083	12,142,514	5,028,226	—

Total as of June 30, 2004	—	35,434,682	8,599,144	2,272,155	46,305,981

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of June 30, 2005 and 2004

Schedule I

	06.30.05
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (4) (9)
No fixed term	4,928,291	—	2,521,179	—	—	180,862	—	16,027,787

Past due	—	1,954,500	1,618,116	3,558,723	1,212,379	—	335,077	—

To mature
In three months	—	14,164,087	6,357,176	4,403,104	6,512,514	17,798,259	1,457,991	7,859,884
Between 3 and 9 months	—	3,453,010	16,367,083	194,940	6,534,560	12,643,418	—	3,916,020
Between 6 and 9 months	—	1,844,253	—	267,856	5,382,745	9,128,614	—	986,938
Between 9 and 12 months	—	953,441	435,445	194,940	5,382,745	12,643,418	—	91,035

Between 1 and 2 years	—	105,655	—	925,592	10,477,653	175,139,901	—	262,718
Between 2 and 3 years	—	102,070	36,018	925,592	6,346,248	—	6,473,040	278,306
Between 3 and 4 years	—	114,553	—	19,418	3,278,925	—	—	483,189
In greater than 4 years	—	447,107	627,342	—	10,130,877	—	—	1,296,323

Total to mature	—	21,184,176	23,823,064	6,931,442	54,046,267	227,353,610	7,931,031	15,174,413

Total with fixed term	—	23,138,676	25,441,180	10,490,165	55,258,646	227,353,610	8,266,108	15,174,413

Total	4,928,291	23,138,676	27,962,359	10,490,165	55,258,646	227,534,472	8,266,108	31,202,200

	06.30.04
	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	—	—	2,558,930	—	—	—	111,512	13,312,696

Past due	—	189,422	—	5,434,118	—	—	—

To mature
In three months	9,659,185	8,172,666	3,881,889	3,688,064	3,368,828	—	9,883,135	3,829,937
Between 3 and 9 months	—	1,359,913	3,013,345	419,881	3,288,645	—	—	5,799,174
Between 6 and 9 months	—	376,385	23,358,260	274,443	3,288,645	23,607,487	—	954,098
Between 9 and 12 months	—	378,583	91,899	199,764	3,336,447	49,551,697	—	88,953

Between 1 and 2 years	—	109,962	6,458,029	948,355	7,285,705	145,064,875	—	364,155
Between 2 and 3 years	—	116,738	7,555,821	948,355	4,233,871	—	—	378,406
Between 3 and 4 years	—	115,077	7,799,973	948,355	2,288,681	—	—	393,994
In greater than 4 years	—	618,839	2,586,702	19,896	10,088,368	—	—	1,548,132

Total to mature	9,659,185	11,248,163	54,745,918	7,447,113	37,179,190	218,224,059	9,883,135	13,356,849

Total with fixed term	9,659,185	11,437,585	54,745,918	12,881,231	37,179,190	218,224,059	9,883,135	13,356,849

Total	9,659,185	11,437,585	57,304,848	12,881,231	37,179,190	218,224,059	9,994,647	26,669,545

(1)	Does not accrue interest, except for Ps. 1,122,500 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 6,383,268 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 7,328,527 that accrue interest at a variable market rate.
(6)	Includes Ps. 2,842,218 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 6,393,238 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,982,995 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF JUNE 30, 2005

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See it detailed in the Annual Report.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	06.30.2005 Ps.	06.30.2004 Ps.	06.30.2003 Ps.	06.30.2002 Ps.
Current assets	155,833,107	126,875,246	70,559,746	56,178,356
Non-current assets	1,092,061,711	1,024,436,516	1,033,777,279	1,144,861,019

Total	1,247,894,818	1,151,311,762	1,104,337,025	1,201,039,375

Current liabilities	178,562,077	174,076,494	78,417,937	90,935,924
Non-current liabilities	250,906,672	191,473,513	251,907,636	411,398,095

Subtotal	429,468,749	365,550,007	330,325,573	502,334,019

Minority interest	27,418,496	15,388,057	14,760,545	17,289,596
Shareholders´ equity	791,007,573	770,373,698	759,250,907	681,415,760

Total	1,247,894,818	1,151,311,762	1,104,337,025	1,201,039,375

3.	Consolidated income (loss) structure as compared with the same period of the three previous years.

	06.30.2005 Ps.	06.30.2004 Ps.	06.30.2003 Ps.	06.30.2002 Ps.
Operating income	82,086,572	40,965,042	6,752,083	12,291,945
Net loss on equity investments	(706,619)	(1,126,516)	(12,072,175)	(4,895,042)
Amortization of goodwill	(4,826,798)	(4,826,542)	(4,827,055)	(4,826,812)
Financial results, net	2,411,200	7,324,781	118,641,137	(91,188,955)
Other (expense) income, net	(8,047,725)	(6,629,767)	13,271,869	(10,839,258)
Income tax	(33,615,874)	(16,311,318)	(46,755,101)	82,992,554
Minority interest	(4,045,356)	(558,140)	2,339,847	5,113,760

Net income (loss)	33,255,400	18,837,540	77,350,605	(11,351,808)

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	06.30.2005 Ps.	06.30.2004 Ps.	06.30.2003 Ps.	06.30.2002 Ps.
Liquidity

Current assets	155,833,107	126,875,246	70,559,746	56,178,356

Current liabilities	178,562,077	174,076,494	78,417,937	90,935,924

Ratio	0.87	0.73	0.90	0.62

Indebtedness

Total liabilities	429,468,749	365,550,007	330,325,573	502,334,019

Shareholders´ equity	791,007,573	770,373,698	759,250,907	681,415,760

Ratio	0.54	0.47	0.44	0.74

Solvency

Shareholders’ equity	791,007,573	770,373,698	759,250,907	681,415,760

Total liabilities	429,468,749	365,550,007	330,325,573	502,334,019

Ratio	1.84	2.11	2.30	1.36

Non Current Assets to total Assets

Non current assets	1,092,061,711	1,024,436,516	1,033,777,279	1,144,861,019

Total assets	1,247,894,818	1,151,311,762	1,104,337,025	1,201,039,375

Ratio	0.88	0.89	0.94	0.95

Profitability

Net income (loss) for the fiscal year	33,255,400	18,837,540	77,350,605	(11,351,808)

Average shareholders’ equity	764,062,936	755,393,533	681,658,031	707,996,122

Ratio	0,044	0.025	0.113	(0.016)

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

Note 14.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	06.30.05 Ps.	03.31.05 Ps.	12.31.04 Ps.	09.30.04 Ps.	Total Ps.
Accounts receivable, net	—	277,678	132,765	1,544,057	1,954,500
Other current receivables and prepaid expenses	1,331,237	162,991	28,591	95,297	1,618,116

b)	Past due payable:

	06.30.05 Ps.	03.31.05 Ps.	12.31.04 Ps.	09.30.04 Ps.	Total Ps.
Trade accounts payable	—	—	—	3,558,723	3,558,723
Advance to customers	848,302	15,955	88,815	259,307	1,212,379
Related parties	284,498	—	3,910	46,669	335,077

c)	Receivables and liabilities with no fixed term:

06.30.05 Ps.
Other receivables	2,521,179
Financial Bank loans	180,682
Taxes payable	6,338,921
Other liabilities	2,800,000
Provisions	6,888,866

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	09.30.05 Ps.	12.31.05 Ps.	03.31.06 Ps.	06.30.06 Ps.	Total Ps.
Accounts receivable, net	14,164,087	3,453,010	1,844,253	953,441	20,414,791
Other	6,357,176	16,367,083	—	435,445	23,159,704

e)	Non-current receivables to mature:

	06.30.07 Ps.	06.30.08 Ps.	06.30.09 Ps.	06.30.10 Ps.	Total Ps.
Accounts receivable, net	105,655	102,070	114,553	447,107	769,385
Other	—	36,018	—	627,342	663,360

f)	Current liabilities to mature:

	09.30.05 Ps.	12.31.05 Ps.	03.31.06 Ps.	06.30.06 Ps.	Total Ps.
Trade accounts payable	4,403,104	194,940	267,856	194,940	5,060,840
Customer advances	6,512,514	6,534,560	5,382,745	5,382,745	23,812,564
Short-term debt	17,798,259	12,643,418	9,128,614	12,643,418	52,213,709
Related parties	1,457,991	—	—	—	1,457,991
Salaries and social security payable	4,268,878	—	464,892	—	4,733,770
Taxes payable	2,632,079	37,980	456,563	37,980	3,164,602
Other liabilities	958,927	3,878,040	65,483	53,055	4,955,505

g)	Non-current liabilities to mature:

	06.30.07 Ps.	06.30.08 Ps.	06.30.09 Ps.	06.30.10 Ps.	Total Ps.
Trade accounts payable	925,592	925,592	19,418	—	1,870,602
Customer advances	10,477,653	6,346,248	3,278,925	10,130,877	30,233,703
Long-term debt	175,139,901	—	—	—	175,139,901
Related parties	—	6,473,040	—	—	6,473,040
Taxes payable	166,175	181,763	198,814	1,284,323	1,831,075
Other liabilities	96,543	96,543	284,375	12,000	489,461

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	(1)	22,369,291

Non-current
Local currency	(1)	769,385

(1)	Does not accrue interest, except for Ps. 1,122,500 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	(1)	27,278,466

Non-current
Local currency	(1)	683,893

(1)	Does not accrue interest, except for Ps. 6,383,268 that accrue interest at a fixed rate.

c)	Trade accounts payable:

Current
Local currency	(1)	7,647,947
Foreign currency	(2)	971,616

Non-current
Foreign currency	(2)	1,870,602

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

	Ps.
Current
Local currency	(1)	23,978,543
Foreign currency	(1)	1,046,400

Non-current
Local currency	(1)	30,233,703

(1)	Does not accrue interest, except for Ps. 7,328,527 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	(1)	32,529,883
Foreign currency	(1)	19,864,688

Long-term debt
Local currency	(1)	24,948,438
Foreign currency	(1)	150,191,463

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	4,733,770

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	3,164,603

Non Current
Local currency	(1)	8,169,995

(1)	Does not accrue interest, except for Ps. 1,982,995 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

	Ps.
Current
Local currency	(1)	1,793,068

Non-current
Local currency	(1)	6,473,040

(1)	Does not accrue interest, except Ps. 6,393,238 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	7,755,505

Non-current
Local currency	(1)	489,461

(1)	Does not accrue interest.

j)	Provisions

Current
Local currency	(1)	2,032,500

Non-current
Local currency	(1)	4,856,366

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.5. to the financial statements.

ALTO PALERMO S.A. (APSA)

8.	Current values.

See Notes 2.5. and 2.6. to the financial statements.

9.	Appraisal revaluation of assets.

See Note 2.6. to the financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No, 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	156,078,664	195,799,240	Fire and civil responsibility. Full risk.
Alto Palermo Shopping	67,867,586	210,822,252	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping	54,329,748	65,815,952	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping	75,812,823	98,749,548	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping	39,424,664	115,343,975	Fire and civil responsibility. Full risk.
Alto Noa building Contents	37,809,043	30,883,349	Fire and civil responsibility. Full risk.
Buenos Aires Design building Contents	38,616,993	20,935,251	Fire and civil responsibility. Full risk.
Alto Rosario Shopping	48,399,000	80,826,675	Full risk, construction and assembly.
Mendoza Plaza Building	105,339,000	83,705,820	Fire and civil responsibility. Full risk.
Unique policy	15,000,000	—	Civil responsibility

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 16.

Autonomous City of Buenos Aires, September 7, 2005

Eduardo S. Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the years ended on June 30, 2005 and 2004, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) present fairly, in all material respects, its financial position at June 30, 2005 and 2004 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries present fairly, in all material respects, their consolidated financial position at June 30, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 497.847, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 7, 2005.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	Marcelo Héctor Fuxman
Andrés Suarez	Public Accountant (U.B.A.)
Public Accountant (U.B.A.)	C.P.C.E.C.A.B.A. Tº 134 Fº 85
C.P.C.E.C.A.B.A. Tº 245 Fº 61	Professional Registration of the Firm
C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 21, 2005